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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               FORM 10SB /A No. 2


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934







          Lighthouse Fast Ferry, Inc. (f/k/a Lighthouse Landings, Inc.)
          -------------------------------------------------------------
                 (Name of small business issuer in its charter)






                 New Jersey                             22-3241823
        ------------------------------             -------------------
        State or other jurisdiction of             (I.R.S. Employer
        incorporation or organization              Identification No.)


        195 Fairfield Avenue, Suite 3C, West Caldwell, New Jersey 07006
        ---------------------------------------------------------------
                    (Address of principal executive offices)



Issuer's telephone number: 973-618-9036
                           ------------

Securities to be registered under Section 12(b) of the Act: None
                                                            ----

Securities to be registered under Section 12(g) of the Act: Common Stock, $.01 Par Value
                                                            ----------------------------
                                                                  (Title of Class)

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ITEM 1.   DESCRIPTION OF BUSINESS

History of the Company
----------------------

     Lighthouse Landings, Inc. (the "Company") is a New Jersey corporation formed on May 12, 1993 under the name Drydock Cafe, Inc. On September 21, 1994, the Company changed its name to Lighthouse Landings, Inc. On September 19, 2000, the Company changed its name to Lighthouse Fast Ferry, Inc.

     Through 1997 the Company's principal business was the redevelopment of a marina facility on a 2 1/2 acre site located on the Shrewsbury River in Highlands, New Jersey (the "Property"), which it acquired in September 1993. The Property is a mostly vacant parcel of land with 463 linear feet of waterfront and has on its premises a 4,000 square foot building on the water's edge and a small office building. The Property has preliminary zoning approval for a restaurant facility, retail building, bait and tackle shop, 23 slip marina, concrete parking area and deep water boat fueling pier.

     In September 1993 the Company purchased the Property at a Sheriff's sale for $1,000,000. Currently, the Property is encumbered by a promissory note with the remaining principal balance of $60,000, all of which is delinquent. However, the note holder has afforded the Company additional time to pay the balance. Relations with the note holder have historically been amenable.

     In December 1997, the Company purchased all outstanding shares of a privately-owned company called The Cigar Box, Inc. ("Cigar Box"), a retail cigar and accessories store, located in Ramsey, New Jersey. The Cigar Box stockholders received 75,000 shares of the Company's common stock. The acquisition was contemplated and consummated at a time when cigars were increasingly popular and the Cigar Box was to be used to supply retail outlets at ferry locations in New Jersey. The Company had planned to operate additional Cigar Box retail outlets, one of which would be included as part of a private club at the Property's restaurant facility.

     In October 1998, the Company acquired 80% of the issued and outstanding shares of the capital stock of Fast Ferry Holding Corporation, a New York corporation, and its wholly owned subsidiaries, Fast Ferry I Corporation, Fast Ferry II Corporation and New York Fast Ferry Services, Inc., all New York corporations (collectively "NY Fast Ferry"). In July 2000, the Company entered into an agreement with the holders of the remaining 20% of issued and outstanding shares of Fast Ferry Holding Corporation to purchase those shares by the extended deadline of October 30, 2000. NY Fast Ferry owns two vessels, the M/V Finest and the M/V Bravest, and is in the business of operating high-speed commuter ferry services in the greater New York City harbor area. The Company issued 454,545 shares of its common stock to the NY Fast Ferry shareholders. Of the 454,545 shares issued, 70,000 shares are subject to a put under which two of the three selling shareholders can require the Company to purchase an aggregate of 70,000 shares at a price of $5.00 per share.

     As a result of the acquisition of NY Fast Ferry, the Company's primary business changed from the redevelopment of the Property to the operation of existing fast ferry service and the development of new routes. Accordingly, the Company reevaluated all other business strategies and

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decided to sell all non-core business assets and operations so it could focus solely on developing its core business of ferry services. In October 1999 the Company listed both the Cigar Box and the Property for sale. Efforts to sell the business were unsuccessful. The Company closed the business on March 31, 2000.

Current Business; Markets
-------------------------

     The Company is in the business of operating high-speed, passenger ferries. At present, it owns two high-speed passenger ferries: the M/V Finest and the M/V Bravest. These ferries are 38meter aluminum hull, low wake catamarans that travel at speeds averaging 35 knots. These vessels each have a capacity of 340 passengers and are equipped with TV monitors and a public announcement and stereo system. Both vessels also have a refreshment concession area onboard.

     The Company's primary passenger is the executive commuter. The Company's fast ferry service offers the executive commuter a fast, convenient, reliable, clean and comfortable alternative to the crowded public transportation available via train or bus, not to mention the congestion and stress faced by those choosing to commute via automobile. The market being served by NY Fast Ferry includes the Rumson-Red Bank peninsula immediately south of Highlands, New Jersey in Monmouth County and has an excellent market potential to support present and expanded ferry service. According to the New Jersey Department of Transportation, there are approximately 22,000 Manhattan bound daily commuters from Monmouth County, New Jersey alone.

     The Company's vessels travel 17 nautical miles across New York Harbor from Highlands, New Jersey to Pier 11 in downtown Manhattan, New York. Pier 11 is located about two blocks from Wall Street. This ferry also makes a stop at the East 34/th/ Street Pier on the eastside of midtown Manhattan. The trip to Pier 11 is approximately 40 minutes long and an additional 10 minutes to the East 34/th/ Street dock. Each day, the ferry makes two peak trips in the morning and two peak return trips at the end of the business day, and it makes one off-peak morning trip and one off-peak return trip in the evening four days a week. Passengers on these trips are primarily commuters, the majority of whom purchase 40-trip tickets at the current cost of $450.

     The M/V Finest was under a bareboat charter arrangement until October 31, 1999 to the Massachusetts Steamship Authority, which operates a fast ferry service in Massachusetts. The M/V Finest recently underwent a scheduled engine overhaul and is now available for NY Fast Ferry operation. The M/V Finest will be used to add additional peak runs to and from Manhattan from the Clam Hut site in the Highlands area, for which the Company has received site approval from the Planning Board of the Borough of Highlands, New Jersey. The Company has received verbal approval from the Department of Environmental Protection, and expects to receive written approval by October 2000. The Company has begun making site improvements, and expects to begin ferry service from the site in October. The M/V Finest will make one trip during morning peak hours to Manhattan, and two trips from Manhattan during peak evening hours.

     NY Fast Ferry also runs excursions during non-commuter times and on holidays and weekends when the vessel is not operating scheduled trips. These excursions include whale watching trips off the coast in the winter, summer sunset cruises in New York Harbor, and fall

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foliage tours up the Hudson River Valley. The ferries also make trips to sporting events including baseball games at Shea Stadium and football games at West Point, and for special events such as 4th of July fireworks. The Company also rents its vessels for charters and private parties.

     The Property is not in operational condition for fast ferry service because of the condition of the bulkhead, the surface of the parking area, and the site's limited parking capacity. Accordingly, NY Fast Ferry operates from a leased facility known as the Aragon Marina ("Aragon") located on Willow Street, Highlands, New Jersey. The site is leased by NY Fast Ferry on a passenger trip basis, with a remaining term of approximately four years, renewable at the same rates and basis for an additional five years. Under this lease, the property owner provides and maintains all land side facilities, including providing parking attendants in the morning, snow plowing, lighting, docks, shuttle bus to offsite lot, etc. It is Aragon's obligation to provide 300 parking spaces, but only 250 are available, and there are payment reductions for the lost parking spaces. The monthly lease payment to Aragon has averaged $24,900 over the last 12 months.

     The Company believes the Aragon site is better suited to providing first-class, convenient commuter fast ferry service than the Property it owns. Accordingly, the Company is in negotiations with the owner of Aragon to purchase that site and has placed its Property on the market for sale. However, the Aragon property needs improvements and the parking space needs to be expanded.

     The Company is also actively seeking other sites in the New York and New Jersey areas suitable for providing fast ferry service to commuters to Manhattan, in order to maximize ferry capacity. If the Company is unsuccessful in negotiating acceptable terms for the Aragon property, there is sufficient time remaining on the Aragon lease to permit the Company to explore other options. The Company is awaiting final site plan approval to utilize a dock and parking facility at the Clam Hut located approximately one-half mile south of the Aragon property. The Clam Hut has parking capacity for 150 vehicles. Upon receiving site plan approval, the Company can add an additional morning ferry run.

     The Company entered into a five-year lease agreement, renewable for a further five-year team, with The Connecticut Light and Power Authority (the "Landlord") for approximately 3.6 acres together with a docking facility located at Atlantic Street and Washington Boulevard in Stamford, Connecticut (the "Stamford Property") for the purpose of operating a high-speed ferry service. The lease commenced on November 1, 1999 with rent payments commencing on March 1, 2000. Rent for the first six months (March through August) is based on annual rate of $100,000, or $8,333.33 per month, and for the seventh through the twenty-fourth month rent is based on an annual rate of $150,000, or $12,500 per month. On August 3, 2000, the Company received a notice from a subsidiary of its Landlord, terminating the lease. The Company disputes the Landlord's right to terminate the lease, and has filed legal action to enforce the lease. See Item 2, Legal Proceedings, below.

     The Company plans to operate high-speed ferry service from the Stamford Property to LaGuardia airport and to Manhattan, stopping at the pier at East 34/th/ Street and at Pier 11 downtown utilizing one newly-designed aluminum hull catamaran with a capacity of 275 passengers and a 38 knot service speed. The Company plans to expand service to up to four vessels. The design work for the new boats was completed in January 2000. The Company entered into a contract with

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Derecktor Shipyards ("Derecktor") for the construction of at least three vessels. Work on the first vessel has been suspended by Derecktor until the Company obtains a commitment for construction and permanent financing of the vessel. The Company expects to have that new financing in place by November 15, 2000, and the Company expects that the first vessel will be completed by the end of August 2001. The U.S. Coast Guard must issue a certificate of inspection for any new vessel the Company uses.

     Before ferry service can begin, the Company must first obtain various governmental approvals and complete site improvements on the Stamford Property. The Company expects the refurbishment to be completed within approximately 120 days from the time construction begins. The Stamford site has been zoned for parking and the Company has received oral assurances from the local authorities that it can operate fast ferry service from this site. The Company has met with its engineers and government officials, and is attempting to resolve its dispute with the Landlord on the Stamford site in a favorable manner (see the discussion in Item 2, Legal Proceedings). In the meantime, the Company is diligently proceeding with the permit process and site improvements. The Company hopes to begin operations at the Stamford site by the Summer of 2001, and the site will have approximately 600 parking spaces.

     The operation of ferry vessels requires U.S. Coast Guard (USCG) certificates of inspection (See Government Regulations) and permits to dock. New York City has recently expanded its facilities at Pier 11 located at the South Street Seaport in the Wall Street area of lower Manhattan. This provides more times for ferries to dock and disembark passengers. In order to dock the ferry vessels at any pier under the City's control, the Company must obtain a permit and will then be given specific docking times around which it can schedule its trips to and from Manhattan. The Company plans to apply for the docking permit immediately upon obtaining a vessel to operate from Stamford. The Company believes it will not take more than 30 days to obtain the permit once the vessel is acquired.

     After the requisite site improvements are completed and operations have commenced, the Company plans to construct a small terminal, consisting of a totally enclosed waiting room, a ticket office and necessary facilities, including rest rooms.

Competition
-----------

     The Company currently operates in the Monmouth County, New Jersey area. In that market its main competitor is Seastreak, a well-capitalized, wholly-owned subsidiary of Sea Container Corporation, a United Kingdom based corporation. This ferry service operates from a nearby site on the Shrewsbury River, the former Connors Hotel property, and from Atlantic Highlands Yacht Harbor approximately a mile west. Seastreak has undertaken an improvement and expansion program whereby it will increase parking capacity at its Highlands facility, expand its offpeak and weekend schedules and construct a new Highlands terminal. Seastreak has substantially greater financial resources through its parent corporation, Sea Container, and the use of those resources could adversely impact the Company. In addition, Seastreak has ordered two new vessels, which are expected to be completed in November of 2000, and which are comparable to the Company's vessels.

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     Monmouth County has indicated it is contemplating an additional high speed ferry terminal and operation in a town about seven miles northwest of the Company's site in the Highlands. Although the Company previously thought that the ferry operator that would be servicing that facility would be New York Waterways, Monmouth County recently announced that new bids will be sought and the project would be delayed at least another year.

     The Company's competitors have longer and profitable operating histories, and substantially greater financial resources than the Company. The Company's inability to fund the necessary site and facilities improvements, to purchase additional ferries, or to take advantage of opportunities as they might arise, could have significant adverse impact on its results of operations.

Dependence on Suppliers
-----------------------

     Parking at docking sites is the Company's biggest issue. The Company currently is dependent on the lease with Aragon (on which four years remain). Management is confident it could find other temporary dock space with available parking on a short term basis until permanent arrangements could be made if Aragon breaches its lease arrangement with the Company.

Government Regulation
---------------------

     The operations of the ferry vessels is under the jurisdiction of the USCG. The vessels are required to pass an inspection and must have valid certificates of inspection from the USCG. The USCG conducts an in-water inspection of the vessel annually and an out-of-water inspection about every 18 months. If a violation or other problem is found, the Company is given a period within which it can correct the problem, during which time the vessels are free to operate. If the USCG deems it to be a safety hazard, the certificate of inspection is suspended immediately and the ferry cannot be operated until the necessary repairs/corrections are made. The vessels' captains and mates must also have required USCG licenses. To date, the Company has an excellent safety record and maintains the only boats in the Greater New York harbor that are American Bureau of Shipping (ABS) classified.

     The Company also obtains permits from New York - New Jersey Port authority for docking at city-owned ferry terminals. Obtaining these permits has not been a problem.

Employees
---------

     As of September 22, 2000 the Company had 25 full-time employees and 5 part-time employees. Fast Ferry Holding Corporation employs 22 of the 25 full-time employees and all of the part-time employees. The number of employees will increase as additional ferries become operational and the Stamford Property service becomes operational.

     Fast Ferry Holding Corporation has a collective bargaining agreement with Local 333, United Marine Division of the International Longshoreman Association, AFL-CIO, dated September 9, 1997. The contract runs through September 15, 2001. The contract contains a no-strike clause,

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specified pay rates, medical benefit guarantee and union shop provision. Pay increases of 3% are specified in the year following any year in which a profit is made.

     Management believes its relationship with its union and non-union employees is good.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto, along with the other information contained elsewhere in this Form 10-SB.

Comparison of the Year Ended December 31, 1999 vs. December 31, 1998.

     Consolidated revenues for the twelve month period ended December 31, 1999 totaled $3,285,978 and were comprised of $2,214,884, or 67%, from passenger tickets from the NY Fast Ferry service operating from Highlands(NJ), $789,859, or 24%, from the charter of the M/V Finest to the Massachusetts Steamship Authority, which terminated in October 1999, and about $281,000, or 9%, from excursion trips and galley sales. During the twelve months ended December 31, 1999, the Company ran a total of 1,198 revenue trips from its Highlands (NJ) site at a 47% load factor. The ferry service ran over 98% of its scheduled trips, missing only a single trip due to weather conditions or the condition of the vessels. As the Company acquired the NY Fast Ferry operation in October 1998, the consolidated revenues generated in the period of the prior year under review reflect only three months of operations of the ferry service, which totaled $681,167. Of the revenues, about $438,000, or 64%, was attributable to passenger tickets sales, $217,500, or 32%, was attributable to the charter of the M/V Finest, and $25,675, or 4%, was generated from excursion trips and galley sales.

     Consolidated operating costs for the twelve month period under review of $2,493,582 are directly attributable to the ferry operations as compared to $509,742 for the twelve months ended December 31, 1998. Of the $2,493,582 about 64%, or $1,597,574, are direct operating costs and $896,008, or 36%, represent depreciation of the ferry vessels and other boat equipment. By comparison, in 1998 direct operating costs totaled $287,116, or 56%, and depreciation of the ferry vessels and other boat equipment totaled $222,626, or 44%.

     Payroll and related costs for the ferry vessel crew represented 29% of the total direct operating costs for the period or approximately $461,600 for the twelve months ended December 31, 1999 as compared to $93,594, or 33%, in the comparable period in 1998. Fuel and oil costs accounted for 19% of the category or about $306,700 in 1999 as compared to $68,075, or 24%, of the category, in for the comparable period in 1998. The decline in fuel as a percentage of the category was a result of improved buying procedures. Docking fees and fees to the owner of the parking facility totaled $347,500, or 22%, of the direct operating costs in 1999 as compared to $65,939, or 23%, of the category in the prior year. Boat maintenance and supplies, which included a scheduled engine overhaul, accounted for almost $246,300, or 15%, and insurance costs totaled $99,659, or 6%, of the total direct operating costs. For the same period in 1998, boat maintenance

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and supplies accounted for almost $27,000, or 10%, and insurance totaled
$22,552, or 8%, of the total direct operating costs.

     Direct excursion expenses represented 2%, or about $30,300, of the operating costs and costs of sales related to galley sales totaled $92,939 or 6%. Other direct operating costs amounted to $35,189, or 2%, of the category. By comparison, for the prior year ended December 31, 1998, direct excursion expenses and costs of sales related to galley sales represented less than 1%, or about $1,390, of the operating costs and other direct operating costs amounted to $8,570, or 3%, of the category.

     Marketing and administrative expenses totaled $1,304,319 and $534,240, for the years ended December 31, 1999 and 1998, respectively. Of the total marketing and administrative expenses in 1999, $486,624, or 37%, is attributable to administration of the ferry service and $710,920, or 55%, is attributable to corporate administration. For the comparable period in the prior year, 17%, or $91,120, of the total marketing and administrative expenses was attributable to the administration of the ferry service and $287,056, or 54%, was attributable to corporate administration. Salaries and related benefits for ferry administration totaled $285,150, or 22%, and $64,028, or 12%, of the marketing and administrative expenses for the years ended December 31, 1999 and 1998, respectively. The increase was attributable to the addition of headcount as the operation expanded. Corporate management compensation represented $374,229, or 29%, and $183,334, or 34%, of the total category for the period ended 1999 and 1998, respectively. The Company incurred occupancy expense, including utilities and maintenance for the 1999 period under review totaling $41,013 as compared to $8,068 for the prior period in 1998 when it utilized available space in the offices of certain officers and directors, as well as at the Cigar Box.

     Marketing and promotional expenses accounted for 2% of the category, or $27,337, as compared to $147, less than 1%, in 1998.

     Other marketing and administrative expenses amount to approximately $239,163 and $143,893 for the twelve-month periods ended December 31, 1999 and 1998, respectively, and include legal and auditing services, in part due to the audit of the Company's financial statements, as well as other professional services related to the development of business plans, market strategies and funding of the Company. Of the remaining $195,400, approximately $60,400 is attributable to travel expenditures and certain other expenses, such as stationary and supplies, and telephone, related to the increased headcount and corporate activity, totaled $135,000. By comparison, of the remaining $110,640 approximately $43,500 is attributable to travel expenditures and certain other expenses, such as stationary and supplies, and telephone, related to the increased headcount and corporate activity, totaled $67,140.

     Depreciation expense, related to office equipment, totaled $9,439 for the twelve months ended December 31, 1999 as compared to $2,460 in the prior period. Amortization of goodwill related to the acquisition of New York Fast Ferry amounted to $70,000 and 16,741, for the years ended December 31, 1999 and 1998 respectively.

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     Interest expense for the twelve months ended December 31, 1999 totaled
$1,473,735, which was primarily attributable to the current obligations of the NY Fast Ferry, including the mortgages on the boats, and debt financing of the Company's current operations and business development. Of the total interest expense, interest paid in connection with the vessel mortgages and line of credit totaled $969,982. For the comparable period ended December 31, 1998, interest expense totaled $348,249, of which about $ 290,000 was primarily attributable to the current obligations of the NY Fast Ferry and the mortgages on the boats.

     Discontinued operations consist of revenues and costs from the Cigar Box operation as well as certain costs related to the Property, both of which have been reclassified as discontinued operations. In accordance with management's decision to cease operations at the Cigar Box and place the related assets and the Property for sale, the appropriate impairment of assets has been recorded. For the twelve month period under review, the discontinued operations resulted in a loss of $155,347 and an impairment of $391,654 for 1999, and $113,392 and $331,161, respectively, for 1998.

Liquidity and Capital Resources
-------------------------------

     Since inception, the Company has funded its operations primarily through cash generated from private placements of debt and equity securities and institutional financing. In October 1998, the Company acquired 80% of the stock of New York Fast Ferry and commenced operating fast ferry service from the Highlands in Monmouth County (NJ). As part of the transaction, the Company guaranteed payment and satisfaction of NY Fast Ferry's outstanding liabilities. The NY Fast Ferry operation generates sufficient cash-flow to cover its direct operating costs. However, the NY Fast Ferry operation does not yet generate enough cash to carry its debt service, other than one preferred ship mortgage, or to fund the capital improvements and capital expenditures necessary for the Company to expand its operations and to implement its strategic business objectives.

     As of December 31, 1999, the Company had outstanding two notes payable and preferred ship mortgages (first senior liens) with Debis Financial Services, Inc., one on the ferry vessel M/V Finest and one on the ferry vessel M/V Bravest, of $5,156,274 and $5,127,461, respectively, which bear interest at 9.25% per annum. Both ship mortgages each require monthly payments of principal and interest in the amount of $56,719 through September 10, 2005, with final payments of $3,572,971 and $3,626,691, respectively, due on October 10, 2005.

     The Company also has a line of credit with Debis Financial Services, Inc, with an outstanding balance at December 31, 1999 of $1,254,913. The line of credit, secured by the M/V Finest and the M/V Bravest, required monthly payments of $15,000 through April 10, 2000, plus principal payments of $45,000 in January 1999, $343,333 on May 1, 1999 and October 1, 1999, a payment of $343,333 on
March 1, 2000, and originally required a final payment of $934,319 on December 10, 2000. The Company has renegotiated the terms regarding the payment of the balance. The balance will now be paid over 24 months with interest at prime rate, and quarterly principal payments of $116,789.79 beginning March 10, 2001. All payments are current. The note carries no interest, but has been discounted to a net present value using a discount rate of 9.25% per annum. These two preferred ship mortgages and the line of credit are further secured by cross collateralization agreements, assignment of personal property, a pledge of a potential receivable arising out of a lawsuit against the City of New

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York, and a Company guarantee. Moreover, the financial institution was granted warrants to purchase 200,000 shares of Company stock at $2.60 per share exercisable through March 16, 2004.

     In June 1999, the Company obtained financing in the net amount of $300,000 from an unrelated third party that is secured by a second mortgage on the Property located on the Shrewsbury River, Highlands, NJ, subject to a real estate tax lien, and by a personal guarantee of a major shareholder. The note carries an annual interest rate of 18% and is payable in monthly installments, applied first to interest, as follows: from July 10, 1999 through December 10, 1999, $10,000 per month; from January 10, 2000 through May 10, 2000, $15,000 per month; and commencing June 10, 2000, three monthly installments each equal to one-third of the outstanding balance on June 10, 2000. As an inducement to enter into the loan, the Company issued 25,000 shares of restricted common stock to the lender, and if the loan was not prepaid by December 11, 1999, the lender was entitled to an additional 25,000 restricted shares. The loan was not prepaid by December 11, 1999, so the lender received the additional shares. All payments are current.

     In the twelve months ended December 31, 1999, the Company had raised proceeds of $1,615,000 through the private subscription of the Company's common stock and the exercise of certain warrants.

     The Company, as of December 31, 1999, had a working capital deficiency of $3,259,245. Furthermore, in the planned development of its commercial operations, the Company's combined losses are expected to continue as the Company divests its non-core assets and operations and commences ferry service at other sites and until each of such sites become fully operational. The Company's ability to meet its obligations in the ordinary course of business is dependent upon its ability to continue to obtain adequate financing and/or to successfully expand its ferry operations. Additionally, capital expenditures to improve and expand its landside ferry facilities and acquire fast ferry vessels will require significant funding.

     The Company has been successful to date in its efforts to raise funds and believes that proceeds from interim financing from convertible promissory notes sold during the second and third quarters of 2000, together with available funds and cash flows expected to be generated by operations, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next twelve months. As of September 29, 2000, $1,365,000 was raised from the sale of convertible promissory notes. Furthermore, the Company has negotiated more favorable payment terms with certain creditors, and is negotiating more favorable payment terms with other creditors, that require significant principal payments in the next twelve months. In the event the Company's plans change, its assumptions change or prove to be inaccurate, or if the proceeds of the interim financing or cash flows prove to be insufficient to fund operations, the Company may find it necessary or desirable to reallocate funds within the above described business strategies, seek additional financing or curtail its activities. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all, or that the Company will be able to negotiate more favorable payment terms with its existing creditors. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to meet its current obligations, take advantage of unanticipated opportunities, develop new products or otherwise respond to unanticipated competitive pressures. Such

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inability could have a material adverse effect on the Company's business, financial condition, and results of operations.

Comparison of the Three and Six Month Periods Ended June 30, 2000 vs. the Three and Six Month Periods Ended June 30, 1999.

     NY Fast Ferry's operations consolidated revenues increased by 9.12% to $960,646 for the three months ended June 30, 2000 compared to $879,657 for the three months ended June 30,1999. For the six months ended June 30, 2000, consolidated revenues increased by 2.62% to $1,642,971 compared to $1,601,065 for the comparable period in 1999. The overall increase net of decreases are explained as follows:

     Passenger ticket sales increased by 48.38% to $873,654 for the three months ended June 30, 2000 compared to $588,804 for the three months ended June 30,1999. For the six months ended June 30, 2000, earned passenger ticket sales increased by 39.21% to $1,513,781 compared to $1,086,979 for the comparable period in 1999.

     The increase is the result of adding additional scheduled runs with the Motor Vessel (M/V) Finest. The M/V Finest was originally chartered to the Massachusetts Steamship Authority. This charter terminated in October 1999.

     Galley sales increased by 20.58% to $58,938 for the three months ended June 30, 2000 compared to $48,878 for the three months ended June 30,1999. For the six months ended June 30, 2000, galley sales increased by 11.90% to $101,136 compared to $90,384 for the comparable period in 1999.

     The increase is primarily the result of adding the M/V Finest as a commuter passenger ferry.

     Charter sales decreased by 88.40% to $28,054 for the three months ended June 30, 2000 compared to $241,975 for the three months ended June 30,1999. For the six months ended June 30, 2000, charter sales decreased by 93.38% to $28,054 compared to $423,702 for the comparable period in 1999. The decrease is the result of terminating the charter business of the M/V Finest and utilizing this vessel for commuter transportation.

     NY Fast Ferry's cost of services increased by 56.01% to $927,211 for the three months ended June 30, 2000 compared to $594,346 for the three months ended June 30,1999. For the six months ended June 30, 2000, cost of services increased by 51.81% to $1,777,240 compared to $1,170,709 for the comparable period in 1999. The overall changes are detailed follows:

     Salary and related benefits increased by 46.61% to $163,466 for the three months ended June 30, 2000 compared to $111,494 for the three months ended June 30,1999. For the six months ended June 30, 2000, salary and related benefits increased by 39.51% to $305,406 compared to $218,913 for the comparable period in 1999.

     The increase is the result of adding a crew for additional scheduled runs with the Motor Vessel (M/V) Finest. The M/V Finest was originally chartered to the Massachusetts Steamship Authority. This charter terminated in October 1999.

     Fuel and oil related costs increased by 94.70% to $151,433 for the three months ended June 30, 2000 compared to $77,777 for the three months ended June 30,1999. For the six months ended June 30, 2000, fuel and oil related costs increased by 128.08% to $292,371 compared to $128,221 for the comparable period in 1999.

     The increase is attributable to an increase in the cost of fuel, an increase in the scheduled runs and the operation of the M/V Finest.

     Boat maintenance and related costs increased by 394.14% to $96,244 for the three months ended June 30, 2000 compared to $19,477 for the three months ended June 30,1999. For the six months ended June 30, 2000, Boat maintenance and related costs increased by 169.25% to $245,288 compared to $91,102 for the comparable period in 1999.

     The increase in Boat maintenance and related costs, which included a scheduled engine overhaul and other unscheduled maintenance are the result of an increase in the scheduled runs and the operation of the M/V Finest.

     Docking and Parking related fees increased by 32.09% to $139,016 for the three months ended June 30, 2000 compared to $105,240 for the three months ended June 30,1999. For the six months ended June 30, 2000, docking related fees increased by 33.21% to $239,169 compared to $179,538 for the comparable period in 1999.

     The increase in docking and parking related fees, are the result of an increase in the scheduled runs and the operation of the M/V Finest translating to more passengers traveled. The number of passengers traveled is a component of the parking fee calculation charged by the owner of the parking facility in Highlands, New Jersey.

     Insurance related costs increased by 203.15% to $60,114 for the three months ended June 30, 2000 compared to $19,830 for the three months ended June 30,1999. For the six months ended June 30, 2000, insurance related costs increased by 129.22% to $96,297 compared to $42,011 for the comparable period in 1999.

     The increase in insurance related costs, is primarily the result of the operation of the Motor Vessel M/V Finest, as well as a general price increase in the insurance premiums.

     The galley cost of goods sold increased by 61.33% to $39,230 for the three months ended June 30, 2000 compared to $24,317 for the three months ended June 30,1999. For the six months ended June 30, 2000, galley cost of goods increased by 36.37% to $66,597 compared to $42,375 for the comparable period in 1999.

     The increase is attributable to an increase in the number of scheduled runs and the operation of the M/V Finest translating into more passengers traveled aboard the boats.

     Other direct operating costs increased by 233.95% to $48,292 for the three months ended June 30, 2000 compared to $14,461 for the three months ended June 30,1999. For the six months ended June 30, 2000, other direct operating costs increased by 209.32% to $73,280 compared to $23,691 for the comparable period in 1999.

     The increase is attributable to an increase in the number of scheduled runs and the operation of the M/V Finest.

     Depreciation increased by 3.60% to $229,416 for the three months ended June 30, 2000 compared to $221,750 for the three months ended June 30,1999. For the six months ended June 30, 2000, depreciation increased by 3.14% to $458,832 compared to $444,858 for the comparable period in 1999.

     The increase is attributable to an increase in other boat equipment associated with operation of the M/V Finest and continued upgrades of equipment on the Bravest.

     The consolidated company's selling, general and administrative expenses increased by 48.82% to $444,142 for the three months ended June 30, 2000 compared to $298,438 for the three months ended June 30,1999. For the six months ended June 30, 2000, selling, general and administrative expenses increased by 29.99% to $702,702 compared to $540,576 for the comparable period in 1999. The overall changes are detailed as follows:

     Salary and related benefits for the Ferry Administration increased by 12.18% to $79,840 for the three months ended June 30, 2000 compared to $71,170 for the three months ended June 30,1999. For the six months ended June 30, 2000, Salary and related benefits for the "Ferry Administration" increased by 9.09% to $154,595 compared to $141,708 for the comparable period in 1999.

     The increase is attributable to the addition of one head count increase, overall salary increases, and overtime of clerical staff.

     Salary and related benefits for the Corporate Administration increased by 1.97% to $113,651 for the three months ended June 30, 2000 compared to $111,458 for the three months ended June 30,1999. For the six months ended June 30, 2000, Salary and related benefits for the "Corporate Administration" decreased by 5.70% to $182,367 compared to $193,388 for the comparable period in 1999.

     The three-month increase is related to salary increases associated with the addition of the VP Secretary and the new chief financial officer. The overall six-month increase was the result of changes in the employment agreements with certain current and former officers.

     Professional services, which include legal, accounting and consulting services, increased by 150.50% to $157,871 for the three months ended June 30, 2000 compared to $63,023 for the three months ended June 30,1999. For the six months ended June 30, 2000, Professional services increased by 69.72% to $178,152 compared to $104,967 for the comparable period in 1999.

     The increase is related to the 10-KSB audits and 10-QSB reviews of the company's financial statements, as well as various SEC filings requiring both legal and accounting services. In addition, there were various engineering and related expenses associated with the new planned ferry routes (i.e. Stamford, CT., Highlands, NJ (new location) and Keyport, N.J.).

     Travel and related automobile expenses decreased by 36.37% to $15,223 for the three months ended June 30, 2000 compared to $24,115 for the three months ended June 30,1999. For the six months ended June 30, 2000, travel and related automobile decreased by 43.72% to $23,044 compared to $40,947 for the comparable period in 1999.

     The decrease is related to an overall decrease in travel within the organization over the comparable period in 1999.

     Office facility related expenses includes rent, utilities, maintenance and general office expenditures for the Company's corporate office in West Caldwell, New Jersey and the NY Fast Ferry marina office in Highlands, New Jersey.

     These office facility related expenses increased by 367.24% to $57,994 for the three months ended June 30, 2000 compared to $12,412 for the three months ended June 30,1999. For the six months ended June 30, 2000, office facility related expenses increased by 100% to $80,473 compared to $34,894 for the comparable period in 1999.

     The increase primarily relates to the establishment of a new corporate headquarters in West Caldwell, New Jersey as well as increased costs associated with the maintenance of the marina office located in Highlands, New Jersey.

     Depreciation expense decreased by 34.14% to $2,674 for the three months ended June 30, 2000 compared to $4,060 for the three months ended June 30,1999. For the six months ended June 30, 2000, Depreciation expense increased by 51.08% to $3,227 compared to $6,598 for the comparable period in 1999.

     The decrease is related to assets that have been fully depreciated.

     Other Corporate related expenses increased by 38.43% to $16,889 for the three months ended June 30, 2000 compared to $12,200 for the three months ended June 30,1999. For the six months ended June 30, 2000, Depreciation expense increased by 347.29% to $80,844 compared to $18,074 for the comparable period in 1999.

     The increase is related to the expenses associated with filing the 10-KSB and 10-QSB with the company's financials statements, as well as various other SEC filings.

     Marketing expenses increased by 269.28% to $17,249 for the three months ended June 30, 2000 compared to $4,671 for the three months ended June 30,1999. For the six months ended June 30, 2000, marketing expenses increased by 284.92% to $41,926 compared to $10,892 for the comparable period in 1999.

     The increase is related to increased efforts to attract new passengers.

     In each of the quarters ended June 30, 2000 and 1999, the Company recorded amortization of goodwill expense of $20,236, which was related to its acquisition of NY Fast Ferry.

     Interest expense primarily relates to meeting the current obligations of the NY Fast Ferry, including the mortgages on the vessels and debt financing of the Company's current operations and business development.

     Interest expense decreased by 3.82% to $394,882 for the three months ended June 30, 2000 compared to $410,549 for the three months ended June 30,1999. For the six months ended June 30, 2000, Interest expense decreased by .31% to $728,008 compared to $730,257 for the comparable period in 1999.

     The decrease primarily relates to new bridge financing entered into during 2000; resulting in better terms.

Liquidity and Capital Resources
-------------------------------

     Since inception, the Company has funded its operations primarily through cash generated from private placements of debt and equity securities and institutional financing. In October 1998, the Company acquired 80% of the stock of NY Fast Ferry and commenced operating fast ferry service from Highlands, New Jersey. As part of the transaction, the Company guaranteed payment and satisfaction of NY Fast Ferry's outstanding liabilities, which included mortgages on its two ferry vessels and a line of credit. In July 2000, the Company entered into an agreement with the holders of the remaining 20% of issued and outstanding shares of NY Fast Ferry to purchase those shares by October 1, 2000. The purchase price is $28,750 in cash, 51,750 common shares of the Company, and warrants to purchase 51,750 common shares at $2.00 per share for three years. The NY Fast Ferry operation generates sufficient cash-flow to cover its direct operating costs. However, the NY Fast Ferry operation does not yet generate enough cash to make principal and interest payments for both boat mortgages, carry its other debt, to fund the capital improvements and capital expenditures necessary for the Company to expand its operations and to implement its strategic business objectives.

     On March 1, 2000 the company received two $500,000 convertible bridge loans from two investment funds ($1,000,000 total), due December 11, 2000, with interest at 10% per annum and is payable quarterly. The loans may be prepaid at any time, but must be repaid out of the proceeds of any financing in excess of $2,000,000. The loans are convertible to common shares of the Company at the rate of one share for each $1.50 of indebtedness. In addition, to the 10% interest, the

Company issued 250,000 common shares, which the Company valued at $0.50 per share, as additional consideration. Further shares are issuable in the event of a default.

     In the first quarter of 2000, the Company successfully raised a net of approximately $390,000 in equity funding through private placements with accredited investors of 634,500 shares with warrants for the purchase of an additional 634,500 shares of common stock at $1.00 to $1.25 per share exercisable for one year from date of issuance.

     As of June 30, 2000, two outstanding notes payable and preferred ship mortgages held by Debis Financial Services, Inc., one on the ferry M/V Finest and one on the ferry M/V Bravest, were $5,083,845 and 5,050,559, respectively, which bear interest at 9.25% per annum. Both ship mortgages each require monthly payments of principal and interest in the amount of $56,719 through September 10, 2005, with final payments of $3,626,691 and $3,572,971, respectively, due on October 10, 2005.

     The line of credit held by Debis Financial Services Inc. assumed by the Company had an outstanding balance at June 30, 2000 of $899,929 with the same financial institution that holds the preferred ship mortgages. The line of credit, secured by the M/V Finest and the M/V Bravest, required monthly payments of $15,000 through April 10, 2000, plus principal payments of $45,000 in January 1999, $343,333 on May 1, 1999 and October 1, 1999, a payment of $343,333 on
March 1, 2000, and originally required a final payment of $934,319 on December 10, 2000. The Company has renegotiated the terms regarding the payment of the balance. The balance will now be paid over 24 months with interest at prime rate, and quarterly principal payments of $116,789.79 beginning March 10, 2001. All payments are current. The note carries no interest, but has been discounted to a net present value using a discount rate of 9.25% per annum. These two preferred ship mortgages and the line of credit are further secured by cross collateralization agreements, assignment of personal property, a pledge of a potential receivable arising out of a lawsuit against the City of New York, and a Company guarantee. Moreover, the financial institution was granted warrants to purchase 200,000 shares of Company stock at $2.60 per share exercisable through March 16, 2004.

     During the month of June 2000, the company received proceeds from nine convertible promissory notes, (six for $20,000, one for $10,000 and two for $5,000), totaling $140,000 dollars. Each convertible promissory note carries a simple interest rate of 10.5%, interest only is payable quarterly, and matures one-year from date of issuance. In addition, each convertible promissory note holder was issued 125 shares of the company's common stock for each $5,000 dollars of indebtedness owed to the convertible promissory note holder at date of issuance. These shares of stock are restricted securities.

     The lender has the right, at its sole and exclusive option, to convert the outstanding indebtedness to common shares (the "Conversion Rights") of the company at any time prior to borrower making payment. Should such "Conversion Rights" be exercised, the Company shall issue such shares to the Lender at the rate of one share of common stock for each $2.00 of the indebtedness then due and owing. The shares issued by the company through the exercise of the "Conversion Rights" will be restricted securities. The option and conversion will be exercised by the lender issuing written notice to the borrower.

     The loan balance for the nine convertible promissory notes including interest accrued as of June 30, 2000 is $140,631

     On June 14, 2000, New York Fast Ferry Services Inc., received proceeds of two bridge loans aggregating $60,000. New York Fast Ferry Services Inc. has since paid off the balance on the loans. The loans were paid with funds from ferry operations.

     In June 1999, the Company obtained financing in the net amount of $300,000 from an unrelated third party that is secured by a second mortgage on the property of the Shrewsbury River, subject to a real estate tax lien, and by a personal guarantee of a major shareholder. The note carries an annual interest rate of 18% and was payable in monthly installments, applied first to interest, as follows: from July 10, 1999 through December 10, 1999, $10,000 per month; from January 10, 2000 through May 10, 2000, $15,000 per month; and commencing June 10, 2000, three monthly installments each equal to one-third of the outstanding balance on June 10, 2000. The Company made a principal payment in July 2000, reducing the balance to $58,694. The Company has renegotiated the terms of the note, such that the Company will now make interest only payments on the balance until a final payment is made before December 31, 2000. As of October 1, 2000, the Company is current in its obligation. As an inducement to enter into the loan, the Company issued the lender 25,000 shares of common stock in June 1999 and an additional 25,000 shares in December 1999.

     In the six months ended June 30, 2000, the Company had raised proceeds of $448,625 through the private placement of 688,500 shares of restricted common stock to accredited investors. The Company also issued 252,500 shares of restricted common stock to three directors and officers in satisfaction of unpaid compensation amounting to $214,625. In addition, the company issued 100,000 shares of restricted common stock on June 13, 2000 and $25,000 on July 11, 2000 to a mortgage holder of the discounted operation in satisfaction of $150,000 of debt.

     The Company, as of June 30, 2000, had a working capital deficiency of $4,189,734. Furthermore, in the planned development of its commercial operations, the Company's combined losses are expected to continue as the Company divests its non-core assets and until it increases its ferry service when each of its sites become fully operational. The Company's ability to meet its obligations in the ordinary course of business is dependent upon its ability to continue to obtain adequate financing and/or to successfully expand its ferry operations. Furthermore, capital expenditures to acquire additional fast ferry vessels and improve and expand its landside ferry facilities will require significant funding.

     The Company has been successful to date in its efforts to raise funds and believes that proceeds from interim financing from convertible promissory notes sold during the second and third quarters, together with available funds and cash flows expected to be generated by operations will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next twelve months. As of September 29, 2000, $1,365,000 was raised from the sale of convertible promissory notes. Furthermore, the Company has negotiated more favorable terms with certain creditors, and is negotiating more favorable payment terms with other creditors, that require significant principal payments in the next twelve months. In the event the Company's plans change, its assumptions change or prove to be inaccurate or if the proceeds of the interim financing or cash flows prove to be insufficient to fund operations, the Company may find it necessary or desirable to reallocate funds within the above described business strategies, seek additional financing or curtail its activities. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all, or that the Company will be able to negotiate more favorable payment terms with its existing creditors. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to meet its current obligations, take advantage of unanticipated opportunities, develop new services or otherwise respond to unanticipated competitive pressures. Such inability could have a material adverse effect on the Company's business, financial condition and results of operations.

Subsequent Events
-----------------

     During July 2000, the Company received proceeds from five senior convertible promissory notes, (one for $500,000, one for $300,000, two for $100,000, and one for $88,000), totaling $1,088,000 dollars. Each senior convertible promissory note carries a simple interest rate of 10%, interest only is payable quarterly, and matures one-year from date of issuance. In addition, each convertible promissory note holder was issued 1000 shares of the Company's common stock for each $4,000 dollars of indebtedness owed to the convertible promissory note holder at date of issuance, and warrants to purchase one share of common stock, at $1.50 per share, for each $1.50 of indebtedness. These shares of stock are restricted securities.

     During August 2000, the Company has raised proceeds of $35,000 through the private placement of 26,667 shares of restricted common stock to accredited investors.

     During July 2000 through September 2000, the Company received proceeds from 15 convertible promissory notes, totaling $330,000 dollars. Each convertible promissory note carries a simple interest rate of 10.5%, interest only is payable quarterly, and matures one-year from date of issuance. In addition, each convertible promissory note holder was issued 125 shares of the company's common stock for each $5,000 dollars of indebtedness owed to the convertible promissory note holder at date of issuance, and warrants to purchase one share of common stock, at $2.00 per share, for each $2.00 of indebtedness. These shares of stock are restricted securities.

Forward-Looking Statements
--------------------------

     Discussions and information in this document which are not historical facts should be considered forward-looking statements. With regard to forward-looking statements, including those regarding the potential revenues from the additional ferry operations from the Stamford Property, and the business prospects or any other aspect of the Company, actual results and business performance may differ materially from that projected or estimated in such forward-looking statements. The Company has attempted to identify in this document certain of the factors that it currently believes may cause actual future experience and results to differ from its current expectations. In addition to the risks cited above specific to the ferry business, differences may be caused by a variety of factors, including but not limited to, adverse economic conditions, entry of new and stronger competitors in the ferry business, insufficient parking space for potential ferry customers, inadequate capital and the inability to obtain funding from third parties, unexpected costs, and the inability to obtain or keep qualified personnel.

ITEM 3.   DESCRIPTION OF PROPERTY

     The Property, located on the Shrewsbury River in Highlands, New Jersey, which the Company acquired in September 1993, is a mostly vacant parcel of land with 463 linear feet of waterfront and has on its premises, a 4,000 square foot vacant building on the water's edge and a small office building. The Company has preliminary zoning approval for a restaurant facility, retail building, bait and tackle shop, a 23 slip marina, a concrete parking area and deep water boat fueling capacity.

     The Property is subject to a first mortgage and note with an outstanding balance of $58,262. The Property is also subject to a second mortgage lien related to a note payable to Ashley North Fairfield, Inc. ("ANF Note"). The current outstanding balance of the ANF Note is $156,577 with an annual interest rate of 18%. The Company made monthly principal and interest payments in the amount of $10,000 through December 1999, and made payments of $15,000 through May 10, 2000. On June 10, 2000 any outstanding balance would have been due in full. However, the Company has renegotiated the terms of the note, such that the Company will now make interest only payments on the balance until a final payment is made before December 31, 2000. As of October 1, 2000, the Company is current in its obligation. The Property is also subject to real estate tax liens due to the non-payment of property taxes.

     The total sum due and outstanding on all tax liens as of December 31, 1999 was approximately $340,000. This amount includes principal and interest. The lien holder cannot proceed with foreclosure for a period of two years after the purchase of the liens. After the two year period, a foreclosure complaint can be filed, which would afford the Company an approximate three to six month period to satisfy the liens. As of this date, foreclosure papers have not been filed, nor has there been a threat of foreclosure.

     Since the Company has been operating its high-speed ferry service in the Highlands from a another site (Aragon) in close proximity to the Property that offers more parking, it has determined that it is economically more feasible to buy rather than lease the other site. Accordingly, the Company plans to sell the Property, and has listed it with a real estate broker at a value of $1.2 million.

     The Cigar Box in Ramsey, New Jersey was located in a strip mall complex. The Cigar Box, Inc. had approximately 1 1/2 years remaining on the lease, for approximately 1,500 square feet at $2,000 per month, at the time the Company surrendered the premises to the Landlord. By virtue of the surrender of the premises to the Landlord, the Company believes it has no further liability for lease payments on the premises, and the Landlord has not sought further payments from the Company.

Corporate Offices
-----------------

     The Company's corporate offices are located at 195 Fairfield Avenue, Suite 3C, West Caldwell, New Jersey 07006, phone number 973-618-9036, and are being occupied by the Company under a sublease agreement with Anthony Colasanti, a director of the Company, at a cost of $2,750 per month. For the six months prior to March 1, 2000, the Company leased smaller office space in Summit, New Jersey, with fewer amenities, at a base cost of $2,038 per month.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of October 9, 2000, the number of shares of the Company's outstanding $0.01 par value common stock beneficially owned by each of the Company's current directors and the Company's executive officers, the number of shares beneficially owned by all of the Company's current directors and named executive officers as a group, and the number of shares owned by each person who owned of record, or was known to own beneficially, more than 5% of the Company's outstanding shares of common stock:


                                              Amount and      Percent
          Name and Address                    Nature of         of
         Of Beneficial Owner                  Beneficial      Common
         -------------------                  Ownership       Stock
                                              ---------       -----

     Anthony Cappaze                          1,509,850/(1)/   21.7%
     195 Fairfield Avenue, Suite 3C
     West Caldwell, NJ 07006

     Anthony Colasanti                          390,000/(2)/    5.7%
     195 Fairfield Avenue, Suite 3C
     West Caldwell, NJ 07006

     Francis P. Matusek                       1,050,400/(3)/   16.4%
     186 Highway 34
     Matawan, New Jersey 07747

     Ray Wright                                 150,000/(4)/    2.3%
     One Springfield Avenue
     Summit NJ 07901

     John Ferreira, Jr.                               0          *
     195 Fairfield Avenue, Suite 3C
     West Caldwell, NJ 07006

                                              Amount and      Percent
          Name and Address                    Nature of         of
         Of Beneficial Owner                  Beneficial      Common
         -------------------                  Ownership       Stock
                                              ---------       -----

     Gregory J. Hauke                             29,250         *
     195 Fairfield Avenue, Suite 3C
     West Caldwell, NJ 07006

     All current directors and                 2,979,500/(5)/   40.8%
     executive officers as a group
     (five persons)

     _______________________
     *Less than one percent.

(1) Includes 718,700 shares owned by Cappaze Associates, L.P., of which Mr. Cappaze is the General Partner; 78,000 shares owned by Elchanan Dulitz FBO Ashley North Ave. Inc., to which Mr. Cappaze pledged stock to secure a loan to the Company; 15,000 shares owned by Mr. Cappaze's spouse; options to acquire 200,000 shares at $1.75 per share until 6/11/2002; warrants to purchase 100,000 shares at $1.25 per share until 10/27/2001; and warrants to purchase 100,000 shares at $1.00 per share until January 2003. Does not include options to acquire 200,000 shares at $1.00 per share until 1/1/07, which are not exercisable before 1/1/02.

(2) Includes options to acquire 100,000 shares at $1.50 per share until 12/20/2001; warrants to purchase 100,000 shares at $1.25 per share until 10/27/2001; warrants to purchase 100,000 shares at $1.00 per share until January 2003, and warrants to purchase 50,000 shares at $1.00 per share until January 2002. Does not include options to acquire 100,000 shares at $1.00 per share until 1/1/07, which are not exercisable before 1/1/02.

(3) Includes 2,250 shares owned by Mr. Matusek's spouse.

(4) Includes options to acquire 100,000 shares at $1.00 per share until 12/04. Raymond F. Wright tendered his resignation as Treasurer, effective 03/15/00.

(5) Includes footnotes 1 through 3.

Other Owners.
-------------

     To the knowledge of the Directors and Senior Officers of the Company, as of October 9, 2000, there are no persons and/or companies who or which beneficially own, directly or indirectly, shares carrying more than 5% of the voting rights attached to all outstanding shares of the Company, other than the following:

                                     Amount and              Percent
      Name and Address               Nature of                 of
     of Beneficial Owner             Beneficial              Common
     -------------------             Ownership               Stock
                                     ---------               -----

     Lancer Offshore, Inc.           625,000                  9.5%
     c/o Kaya Flamboyan 9
     Curacao Netherlands Antilles

                                     Amount and              Percent
      Name and Address               Nature of                 of
     of Beneficial Owner             Beneficial              Common
     -------------------             Ownership               Stock
                                     ---------               -----

     The Viator Fund Ltd.           1,375,000/(1)/           18.8%
     c/o Kaya Flamboyan 9
     Curacao Netherlands Antilles

     Michael Lauer                   2,375,000/(2)/          32.5%
     c/o The Lancer Group
     375 Park Avenue
     New York, NY 10152

___________________
(1) Includes warrants to purchase 750,000 shares at $1.25 per share until 12/31/2000.

(2) Mr. Lauer is Managing Director of Lancer Offshore, Inc., The Viator Fund Ltd. and The Orbitor Fund. This total includes 500,000 shares beneficially owned by Lancer Offshore, Inc.; 1,375,000 shares and warrants beneficially owned by The Viator Fund, Ltd.; 125,000 shares owned by The Orbitor Fund; and 250,000 shares owned directly by Mr. Lauer.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth as of October 9, 2000, the names and ages of the current directors and executive officers of the Company, and the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the board of directors. Executive officers serve terms of one year or until their death, resignation or removal by the board of directors. The present term of office of each director will expire at the next annual meeting of shareholders. Each executive officer will hold office until his successor duly is elected and qualified, until his resignation or until he is removed in the manner provided by the Company's bylaws.

Name of Director        Director
   or Officer            Since          Age              Position
   ----------            -----          ---              --------

Anthony Cappaze         Inception       56      Chairman of the Board and Chief
                                                Executive Officer

Anthony Colasanti       Inception       57      Director, Vice President,
                                                Secretary and General Counsel

Francis P. Matusek      Inception       48      Director

Name of Director        Director
   or Officer            Since          Age           Position
   ----------            -----          ---           --------

Gregory J. Hauke         June           50            Director
                         2000

John Ferreira, Jr.       N/A            37            Chief Financial Officer

     The directors of the Company are elected to hold office until the next annual meeting of shareholders and until their respective successors have been elected and qualified. Officers of the Company are elected by the Board of Directors and hold office until their successors are elected and qualified. No family relationship exists among the Company's officers, directors and significant employees.

     Anthony Cappaze has served as Chairman of the Board and Chief Executive
     ---------------
Officer of the Company since its inception. He has served as president of Trinity Group, an investment advisory company, since 1998. From 1983 to 1998, he was Regional Manager, New York and New Jersey, for Northern Telecom. Prior to that, from 1975 to 1983, he served as Eastern U.S. Regional Vice President, Computer Marketing and Sales, at United Telecom. He attended Minnesota State University from 1963 to 1964.

     Anthony Colasanti is Vice President, Secretary, General Counsel and
     -----------------
Director of the Company. He has served as Director of the Company and General Counsel since 1996. He was elected by the Board to serve as Corporate Secretary beginning January 1, 1999. Mr. Colasanti is licensed to practice law in New Jersey and Florida. He has engaged in the general practice of law in New Jersey since 1967, with an emphasis on commercial transactional matters and commercial litigation. From 1987 to 1991, he served as a director for Newton Savings Bank, a New Jersey savings and loan institution. He received his B.S. in Economics from St. Peter's College in 1964 and his LLB (Law) from Seton Hall University in 1967.

     Francis P. Matusek has served as Director of the Company since its
     ------------------
inception and was an officer of the Company from inception to January 1999. Since 1974, Mr. Matusek, a Certified Public Accountant, has been engaged in independent accounting and tax consulting through his company Matusek & Company. He received his B.S. in Accounting from the University of South Carolina in 1972.

     Gregory J. Hauke was appointed as a Director of the Company on June 1,
     ----------------
2000. Mr. Hauke has served as President of Hauke Realty Inc. since 1985, and has served as Chief Financial Officer of Phoenix Funding since 1996. Mr. Hauke also serves as Managing Partner of several real estate partnerships and is formerly of the accounting firm of Arthur Anderson & Company. Mr. Hauke received his B.S. in Business Administration from Seton Hall University and his MBA from Fairleigh Dickinson University.

     John Ferreira, Jr. joined the Company on May 1, 2000 as its Chief Financial
     ------------------
Officer. Previously, from November 1995 to April 2000, Mr. Ferreira served as Corporate Controller of ESC Sharplan Medical Systems, North American Operations. His responsibilities included all accounting practices and policies, financial and management reporting, internal controls, treasury and finance activities, information technology and human resources. From August 1994 to November 1995, Mr. Ferreira was employed as a Senior Financial and Operating Analyst for Volvo Car Finance (a GE Capital joint venture). Mr. Ferreira was a General and Lease Accounting Manager for Tricon Capital Corporation, a subsidiary of Bell Atlantic Capital Corporation, from July 1989 to November 1994, and employed by PriceWaterhouseCoopers (formerly Coopers & Lyband) from September 1985 to June 1989. Mr. Ferreira holds a Bachelor of Science degree from Seton Hall University and is a member of both the New Jersey Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

ITEM 6.        EXECUTIVE COMPENSATION

Compensation and other Benefits of Executive Officers
-----------------------------------------------------

     The following table sets out the compensation received for the fiscal years ended April 30, 1997 and 1998, and December 31, 1999 in respect to each of the individuals who were the Company's chief executive officer at any time during the last fiscal year and the Company's four most highly compensated executive officers whose total salary and bonus exceeded $100,000 (the "Named Executive Officers").

                                                    SUMMARY COMPENSATION TABLE

          FISCAL YEAR COMPENSATION                                                        LONG TERM COMPENSATION

                                                                        Awards                          Payouts
                                                                        ------                          -------
                                                                                          Restricted
                                                                                            Shares
                                                                                              or                     All other
                                                     Other Annual    Securities under     Restricted       LTIP      Compen-
Name and                     Salary/(1)/   Bonus       Compen-         Option/SARs          Share         Payouts     sation
Principal Position   Year      ($)          ($)        sation           Granted             Units           ($)         ($)
------------------   ----      ---          ---        ------           -------             -----           ---         ---
Anthony              1999     100,000        0          0              300,000                0              0          5700
Cappaze/             1998      75,000        0          0                 0                   0              0           0
Chairman             1997      75,000        0          0                 0                   0              0           0
And CEO

____________________
(1) The base compensation is recorded and accrued, but payment is deferred in the interest of optimizing the Company's cash flow.

Stock Option Plan
-----------------

     The Board of Directors of the Company has adopted a stock option plan effective March 10, 2000, which was approved by the shareholders on August 21, 2000. The stock option plan was adopted in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to the Company's employees and to promote the success of the Company's business. The Company has reserved 1,115,000 shares of its common stock under the stock option plan. As of September 22, 2000, no options have been granted under the stock option plan.

Agreements with Management
--------------------------

     The Company had employment agreements with Messrs. Cappaze and Matusek that provided for annual salaries of $75,000 each through April 30, 1998 and $100,000 each, thereafter. Mr. Cappaze and Mr. Colasanti signed new employment agreements in January 2000, and Mr. Matusek's agreement ended March 31, 1999. Mr. Cappaze and Mr. Matusek have deferred a significant portion of their compensation under these agreements. This deferred compensation carries an interest rate of 4% per annum. As of December 31, 1999, the total deferred compensation, including interest due, was $449,541.

     The Company entered into an employment agreement with John Ferreira on April 30, 2000. For the period from May 1, 2000 to December 31, 2000, Mr. Ferreira will receive a salary at the rate of $100,000 per annum. Beginning January 1, 2001, Mr. Ferreira's salary will be $125,000 per year.

Option/Stock Appreciation Rights ("SAR") Grants during the most recently
------------------------------------------------------------------------
completed Fiscal Year
---------------------

     The following table sets out the stock options and stock warrants granted as bonuses which were granted by the Company during the previous fiscal year to the Named Executive Officers of the Company. The following amounts include options that were granted prior to the previous fiscal year but were repriced during that year.

                             OPTION/SAR GRANTS IN PREVIOUS YEAR
                                      INDIVIDUAL GAINS

                   Number of     % of Total
                   Securities    Options/SARs
                   Underlying    Granted to
                   Options/SARs  Employees in  Exercise or Base  Market Price on
Name                Granted (#)   Fiscal Year    Price ($/Sh)     Date of Grant   Expiration Date
----                -----------   -----------    -------------    -------------   ---------------
Anthony Cappaze      200,000          32%          $1.75             $1.75         06/11/02
                     100,000          16%          $1.25             $1.25         10/27/01

Anthony Colasanti    100,000          16%          $1.50             $1.50         12/20/01
                     100,000          16%          $1.25             $1.25         10/27/01

_____________________


Aggregated Option/SAR Exercised in Last Financial Year and Fiscal Year-End
--------------------------------------------------------------------------
Option/SAR Values
-----------------

     The following table sets out all options/SARs and warrants granted as bonuses which were exercised by the Named Executive Officers during the most recently completed fiscal year and the values of the options/SARs and warrants for such persons as of the end of the most recently completed fiscal year.

Aggregated Option/SAR Exercised in Last Fiscal Year and FY-End Option/SAR Values

                                                                    Number of Securities
                                                                         Underlying
                                                                        Unexercised             Value of
                                                                    Options/SARs at FY-       Unexercised
                                                                         End (#)            Options/SARs at
                                                                                               FY-End ($)

                     Shares Acquired on                                 Exercisable/           Exercisable/
Name                    Exercise (#)        Value Realized ($)         Unexercisable           Unexercisable
----                    ------------        ------------------         -------------           -------------
Anthony Cappaze           -0-                      -0-             200,000 all exercisable         N/A
                                                                   100,000 all exercisable      $16,000

Anthony Colasanti         -0-                      -0-             100,000 all exercisable         N/A
                                                                   100,000 all exercisable      $16,000

__________________


Compensation of Directors
-------------------------

     Directors of the Company are paid $500 per meeting for their services as such. Furthermore, the directors are reimbursed for all expenses incurred by them in attending board meetings.

Benefit Plans
-------------

     The Company currently has no retirement, pension, profit-sharing or insurance or medical reimbursement plans covering its officers and directors, but does contemplate implementing group health, term life insurance and 401(k) plans once additional full-time management employees are hired. The NY Fast Ferry group has a group medical health plan and a 401(k) plan for its employees.

ITEM 7.        CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In June 1999 Anthony Cappaze, an officer and director of the Company, was granted options to purchase 200,000 shares of common stock exercisable at $1.75 per share for three years. In October 1999, Mr. Cappaze was granted warrants to purchase 100,000 shares of common stock at $1.00 per share for two years. Mr. Cappaze signed a new Employment Agreement as of January 2000, which provides that he receives warrants for the purchase of 100,000 shares of common stock at $1.00 per share for three years, and options, which expire on 1/1/07, to acquire 200,000 shares of common stock at $1.00 per share, of which options for 100,000 shares are not exercisable until 1/1/02 and the remainder are exercisable beginning in 1/1/03. In January 2000, the Board of Directors voted to issue 120,000 shares to Mr. Cappaze in lieu of outstanding salary for 1996 and 1997 of $102,000.

     Anthony Colasanti, an officer and director of the Company, also serves as general legal counsel for the Company. Mr. Colasanti's law firm, Colasanti & Scott, LLP, was paid approximately

$5,000 in 1997, approximately $10,000 in 1998 and approximately $30,000 in 1999 by the Company for legal services rendered by his firm to the Company.

     Mr. Colasanti also received as an annual retainer for consulting services, 10,000 shares of common stock in May 1997 and 10,000 shares in May 1998. He received 25,000 shares in May 1999 for legal services in negotiating and closing a loan for the Company. In December 1999, Mr. Colasanti was granted an option to purchase 100,000 shares of common stock at $1.50 per share for two years. In October 1999, Mr. Colasanti was granted warrants to purchase 100,000 shares of common stock at $1.25 per share for two years. Mr. Colasanti signed an employment agreement as of January 2000, which provides that he receives warrants for the purchase of 100,000 shares of common stock at $1.00 for each of three years, and options, which expire on 1/1/07, for 100,000 shares of common stock at $1.00 per share, of which 50% are exercisable commencing 1/1/02, and the remainder beginning 1/1/03. In January 2000, Mr. Colasanti was also granted warrants for the purchase of 100,000 shares of common stock at $1.00 per share for each of two years. These warrants were granted to Mr. Colasanti for services rendered in raising capital for the Company.

     In January 2000, the Board of Directors voted to issue 12,500 shares to Mr. Colasanti in lieu of outstanding salary of $10,625. Mr. Colasanti directed the Company to issue the 12,500 shares to several individuals as gifts from Mr. Colasanti. Of the 12,500 shares, Mr. Colasanti gave a total of 5,000 shares to his two adult sons (2,500 shares each). Neither of these sons live in Mr. Colasanti's household, and none of the other individuals are related to Mr. Colasanti or reside in his household. Thus, Mr. Colasanti is not the beneficial owner of these shares.

     In January 2000, the Board of Directors voted to issue 120,000 shares to Francis Matusek, a director and officer of the Company, in lieu of outstanding compensation of $102,000.

     In October 1999, the Company issued an aggregate of 1,250,000 shares to Michael Lauer and two companies controlled by that investor (Lancer Offshore, Inc. and the Viator Fund Ltd.), all of them accredited investors, for gross proceeds of $1,250,000 or $1.00 per share. The Viator Fund also received warrants to purchase an aggregate of 750,000 shares of common stock exercisable at $1.25 per share until December 31, 2002. A finder's fee was paid to Capital Research on this portion of the offering in the amount of $125,000 and warrants to acquire 75,000 shares of common stock exercisable at $1.25 per share for five years.

     In March 2000, the Company issued 125,000 shares to the Viator Fund and 125,000 shares to another entity in consideration of a $100,000 bridge loan to the Company.

     In July 2000, the Company issued 125,000 shares, having a fair market value on the date of issuance of $2.00 per share, to Lancer Offshore, Inc. in connection with its purchaser of a senior convertible promissory note of the Company in the amount of $500,000.

     Other than the transactions stated herein, none of the directors or executive officers of the Company, nor any 5% owner of the Company, has been involved in any transaction with the Company exceeding $60,000 that has occurred in the last two years.

ITEM 8.        DESCRIPTION OF SECURITIES

     The following summary description of the Company's securities is not complete and is qualified in its entirety by reference to the Company's Certificate of Incorporation and Bylaws.

     The Company's Certificate of Incorporation was amended effective September 19, 2000 to increase the number of authorized common stock shares and to authorize the issuance of preferred shares. The authorized capital stock of the Company now consists of 40,000,000 shares of $0.01 par value common stock (previously defined as "Common Stock") and 10,000,000 shares of $0.01 par value preferred stock ("Preferred Stock"), which the Company may issue in one or more series as determined by the Board of Directors.

Common Stock
------------

     Each share of Common Stock is entitled to share pro rata in dividends and distributions, if any, with respect to the Common Stock, when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of Common Stock has any preemptive rights to subscribe for any securities of the Company. Upon liquidation, dissolution or winding up of the company, each share of the Common Stock is entitled to share ratably in the amount available for distribution to holders of Common Stock. All shares of Common Stock presently outstanding are fully paid and nonassessable.

     Each shareholder is entitled to one vote for each share of Common Stock held. There is no right to cumulate votes for the election of directors.

Preferred Stock
---------------

     The Company's Board of Directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series, any or all of the authorized but unissued shares of Preferred Stock with such dividend, redemption, conversion and exchange provisions as may be provided by the Board of Directors with regard to such particular series. Any series of Preferred Stock may possess voting, dividend, liquidation and redemption rights superior to those of the Common Stock. The rights of the holders of Common Stock will be subject to and may be adversely affected by the rights of the holders of any Preferred Stock that may be issued in the future. Issuance of a new series of Preferred Stock, or providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or discourage a third party from acquiring the outstanding shares of Common Stock of the Company and make removal of the Board of Directors more difficult. No shares of Preferred Stock are currently issued and outstanding, and the Company has no present plans to issue any shares of Preferred Stock.

Options and Warrants
--------------------

     The Company has issued warrants and/or options to purchase stock to certain officers, investors and suppliers. The warrants/options are exercisable at any time within one to five years of their issue. The total number warrants/options outstanding at December 31, 1999 was 2,000,000.

Stock Option Plan
-----------------

     The Board of Directors of the Company has adopted an employee stock option plan effective March 10, 2000, which was approved by the shareholders on August 21, 2000. The employee stock option plan was adopted in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to the Company's employees and to promote the success of the Company's business. The Company has reserved 1,115,000 shares of its common stock under the stock option plan. As of September 22, 2000, no options have been granted under the stock option plan.

                                    PART II
                                    -------

ITEM 1.        MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information
------------------

     The Company's Common Stock has been traded on the NASD Over-the-Counter Bulletin Board under the symbol LGHT, but it currently trades on the "Pink Sheets." The Company's stock was de-listed from the Bulletin Board pursuant to new NASD Rules, permitting only those companies who file periodic reports with the SEC to be listed. The Company intends to re-apply for listing on the Bulletin Board as soon as the Company completes the registration process under this Registration Statement. The following table sets forth the high and low bid prices of the Company's common stock during the periods indicated.


OTC Market

                Calendar                High Bid Price          Low Bid Price
                --------                --------------          -------------

2000           2/nd/ Quarter               $3.  00                  $1. 25
               1/st/ Quarter                3. 062                   0. 50

1999           4/th/ Quarter               $3.  50                  $1. 50
               3/rd/ Quarter                5.3125                   1.625
               2/nd/ Quarter                4.  00                   1. 50
               1/st/ Quarter                4.  75                   2. 00

1998           4/th/ Quarter                $2.875                   $1.25
               3/rd/ Quarter                 4. 50                    2.00
               2/nd/ Quarter                 5.375                    2.25
               1/st/ Quarter                 5. 25                    3.50

OTC Market
                Calendar                High Bid Price          Low Bid Price
                --------                --------------          -------------

2000            2/nd/ Quarter           $    3. 00              $    1. 25
                1/st/ Quarter                3.062                   0. 50

1997            4/th/ Quarter           $    6.625             $     2. 75
                3/rd/ Quarter                6. 50                   3.125
                2/nd/ Quarter                6. 00                   2. 00
                1/st/ Quarter                  *                       *

_____________
* Trading did not commence until 2/nd/ Quarter.

     The closing bid price of the Common Stock on the OTC Bulletin Board on October 5, 2000, was $1.41 per share.

Holders
-------

     As of October 9, 2000, there were approximately 115 holders of the Company's Common Stock, who collectively held 6,548,962 issued and outstanding shares.

Dividends
---------

     The Company did not declare or pay cash or other dividends on its Common Stock during the last two fiscal years. The Company has no plans to pay any dividends, although it may do so if its financial position changes.

ITEM 2.        LEGAL PROCEEDINGS

     On November 25, 1997 New York Fast Ferry Services, Inc. ("NY Fast Ferry") filed suit, in the Supreme Court of the State and County of New York, against the City of New York (the "City") alleging, among other things, breach of agreement by the City for a lease of a ferry franchise agreement (the "Agreement").

     In September 1993, based on NY Fast Ferry's response to the City's Request for Proposal ("RFP"), NY Fast Ferry was awarded the ferry route contemplated in the RFP. As part of the RFP process, the City solicited NY Fast Ferry to spend approximately $12,000,000 to build two ferries to serve the route. The City provided data to NY Fast Ferry related to the economic viability of the service. Continuation of the fundamental premises in the data was necessary for the service to be economical for NY Fast Ferry. The Agreement between NY Fast Ferry and the City stated that the City intended to construct landing and terminal facilities at one end of the route, and to make improvements to the terminals at the other end of the route. The City also agreed to use its "best efforts" to provide connecting transit links to one of the terminals on the route.

     NY Fast Ferry claims that the City, for the most part, has not made the improvements on the terminals. NY Fast Ferry also claims that the City has breached its duty under the Agreement to act in good faith, and instead, has acted in a manner to undermine or destroy NY Fast Ferry's business. NY Fast Ferry is seeking $4,000,000 in compensatory damages or, alternatively, recission of the Agreement. The proceeds, if any, of the suit are pledged 50% to the original shareholders of NY Fast Ferry and 50% to debis Financial Services, Inc. as a pledge of collateral against amounts owing to them pursuant to a note payable.

     On June 30, 2000, D. Weckstein & Co., Inc. ("Weckstein") filed suit against the Company in the Supreme Court of the State of New York. The Complaint alleges that the Company owes Weckstein $360,000 for services rendered by Weckstein in connection with the Company's purchase of The Cigar Box, pursuant to a letter agreement between Weckstein and the Company. In the alternative, if the Court finds that Weckstein is not entitled to damages for breach of the letter agreement, Weckstein seeks an award in quantum meruit for services rendered. Weckstein also seeks an award of its costs and disbursements.

     On July 28, 2000, the Company filed an Answer, denying that the Company owes Weckstein damages for breach of contract or in quantum meruit; raising several defenses, including that Weckstein failed to perform its obligations under the letter agreement; and seeking dismissal of the Complaint and an award of the Company's attorney's fees, costs and further relief that the Court deems just and equitable.

     On July 28, 2000, the Company filed a Notice of Removal, and the case has been removed from the Supreme Court of the State of New York to the United States District Court for the Southern District of New York, based on the diversity jurisdiction of the Federal Court.

     On August 3, 2000, the Company received a notice from a subsidiary of The Connecticut Light & Power Co. (the "Landlord"), terminating its lease for the property that is the proposed site for the Company's Stamford, Connecticut ferry terminal. The Landlord based the termination of the lease on the failure of the Company to get certain necessary permits for its use of the site. The Company disputes the Landlord's right to terminate the lease.

     On August 8, 2000, the Company filed a complaint against the Landlord in Connecticut Superior Court against alleging breach of lease, promissory estoppel, breach of the duty of good faith and fair dealing, intentional misrepresentation, negligent misrepresentation, and violation of the Connecticut Unfair Trade Practices Act by the Landlord. The Company claims that the Landlord had agreed that the permits issue would not be used to attempt to terminate the lease. The Company is seeking specific performance of the lease, compensatory and punitive damages, attorneys fees, and other relief.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

          None.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     In September 1997 the Company granted options to acquire 56,250 shares exercisable at $4.00 per share to a consultant, Hazlett Investors Co. In October 1997 the consultant exercised options to acquire 8,750 shares of common stock at $4.00 per share. Both the grant and the exercise were exempt under Section 4(2) of the Securities Act of 1933 (the "Act"). The options to purchase the remaining 47,500 shares expired in 1998. No commissions or finder's fees were paid on the transaction.

     In October 1997 the Company issued 2,500 shares of its common stock to a consultant, Hazlett Investors Co. (at a value of $1.00 per share), in lieu of interest owed to the consultant. The transaction was exempt under Section 4(2) of the Act. No commissions or finder's fees were paid on the transaction.

     In October 1997 the Company issued 25,000 shares of its common stock to an accredited investor (Gerald Kay) for $3.75 per share in a transaction exempt under Section 4(2) of the Act. No commissions or finder's fees were paid on the transaction.

     In December 1997 the Company issued 75,000 shares of its common stock to Edward Meyer in exchange for all of the outstanding shares of the Cigar Box, Inc. in a transaction exempt under Section 4(2) of the Act. No commissions or finder's fees were paid on the transaction.

     In April 1998 the Company issued 30,000 shares of its common stock to Robert Corey and Oscar Perez for $3.25 per share in a transaction exempt under section 4(2) of the act. No commissions or finder's fees were paid on the transaction.

     In October 1998 the Company issued an aggregate of 454,545 shares of its common stock to the three shareholders of Fast Ferry Holding Corp. (John Koenig, Paul Derecktor, and John Davis) in exchange for 80% of the outstanding shares of Fast Ferry Holding Corp. in a transaction exempt under Section 4(2) of the Act. No commissions or finder's fees were paid on the transaction.

     In October 1998 the Company granted one of its noteholders (Debis Financial Services, Inc.), as part of refinancing negotiations, warrants to purchase 200,000 shares of its common stock exercisable at $2.60 per share until March 16, 2004. The transaction was exempt under Section 4(2) of the Act. No commissions or finder's fees were paid on the transaction.

     In October 1998 the Company granted an option to purchase 10,000 shares of common stock to John Koenig. The option was exercisable at $2.53 per share until October 6, 2001. The transaction was exempt under Section 4(2) of the Act. No commissions or finder's fees were paid on the transaction. Those options were cancelled.

     In June 1999, the Company entered into a loan agreement with Ashley North, Inc., and in connection with that loan, issued a promissory note and 25,000 shares of its common stock in June

1999 and an additional 25,000 shares in December 1999. The transaction was exempt under Section 4(2) of the Act. No commissions or finder's fees were paid on the transaction.

     In June 1999, the Company issued 100,000 shares of its common stock to Anthony F. Cappaze, an accredited investor, for $50,000. The transaction was exempt under Section 4(2) of the Act.

     In July 1999, the Company issued a $200,000 promissory note, and warrants to purchase 200,000 shares of common stock at $1.00 per share exercisable for three years, for a $200,000 investment by Joseph Giamanco, an accredited investor. The note is convertible to common stock at the option of the holder. The transaction was exempt under Section 4(2) of the Act. No commissions or finder's fees were paid on the transaction.

     In September 1999, a consultant (Raymond Wright) purchased 50,000 shares of common stock at a price of $0.10 per share in a transaction exempt under Section 4(2) of the Act. No commissions or finder's fees were paid on the transaction.

     In October 1999, the Company granted an option to purchase 20,000 shares of common stock to John Koenig, as part of his employment agreement. The option is excisable at $1.50 per share until October 6, 2001. The transaction was exempt under Section 4(2) of the Act. No commissions or finder's fees were paid on the transaction.

     In October 1999, the Company issued, as a bonus to an employee (Judi Herkloz), warrants to purchase 5,000 shares of common stock at $1.00 per share, exercisable for one year.

     In October 1999, the Company issued an aggregate of 1,250,000 shares to Michael Lauer and two companies controlled by that investor (Lancer Offshore and the Viator Fund, Ltd.), all of them accredited investors, for gross proceeds of $1,250,000 or $1.00 per share. The Viator Fund also received warrants to purchase an aggregate of 750,000 shares of common stock exercisable at $1.25 per share until October 31, 2002. A finder's fee was paid to Capital Research on this portion of the offering in the amount of $125,000 and warrants to acquire 75,000 shares of common stock exercisable at $1.25 per share for five years.

     The Company also issued 150,000 shares of common stock for gross proceeds of $150,000. The investors, all accredited, also received warrants to purchase an aggregate of 150,000 shares of common stock, exercisable at $1.25 per share for one year. Aggregate commissions of $15,000 were paid on this portion of the offering. The offering was conducted in reliance on Section 4(2) of the Act and Rule 506 promulgated thereunder. The month of the issuance, the investors' names, and the shares issued are as follows:

     Stock issued in October 1999:

                                         Number of Shares
          Name                             and Warrants
          ----                             ------------

          Joseph Roselle                       50,000

                                          Number of Shares
          Name                              and Warrants
          ----                              ------------

          Anthony R. Mautone                   15,000

          Christopher Colasanti                15,000

          Michael Hunt                         15,000

          Vincent Bonomo                        7,500

          Catherine Bonomo                      7,500


     Stock issued in November 1999:


                                          Number of Shares
          Name                              and Warrants
          ----                              ------------

          Dennis Mautone                       15,000

          Joseph Capozza                       12,500

          Daniel Coiro                         12,500

     In January 2000, the Company sold 97,500 shares of common stock at $1.00 per share, less a finder's fee of $8,500, and an equal number of warrants good for purchasing shares of common stock for $1.25 per share, exercisable for one year, to the following accredited investors:

                                          Number of Shares
          Name                              and Warrants
          ----                              ------------

          Joseph Pontoriero                    25,000

          Anthony R. Mautone                   15,000

          Joseph Capozza                       25,000

          Daniel Coiro                         25,000

          Andrew Scott                          7,500

     The offering was conducted in reliance on Section 4(2) of the Act and Rule
506. No commissions or finder's fees were paid on the transactions.

     In February 2000, the Company sold 50,000 shares of common stock at $1.00 per share, and an equal number of warrants good for purchasing shares of common stock at $1.25 per share, exercisable for one year, to the following accredited investors:

                                                  Number of Shares
          Name                                     and Warrants
          ----                                     ------------

          Arthur Anastasia and David Del Monaco        10,000

          Trebor Trading & Investment Limited          25,000

          Andrew Scott                                  5,000

          John Gluszak                                 10,000

The offering was conducted in reliance on Section 4(2) of the Act and Rule 506.

     In March 2000, the Company sold 450,000 shares of common stock at $0.50 per share, and an equal number of warrants good for purchasing shares of common stock at $1.00 per share, exercisable for two years, to the following accredited investors:

                                               Number of Shares
                     Name                        and Warrants
                     ----                        ------------

                     Joseph Roselle                 150,000

                     Joseph Giamanco                150,000

                     Gary Herman                    150,000

     The offering was conducted in reliance on Section 4(2) of the Act and Rule 506.

     In March 2000, the Company sold 25,000 shares of common stock at $0.50 per share, and an equal number of warrants good for purchasing common stock at $1.25 per share, exercisable for one year, to Trebor Trading & Investment Limited, an accredited investor. The offering was conducted in reliance on Section 4(2) of the Act and Rule 506.

     In March 2000, the Company issued 10,000 shares of its common stock to Fred Ferguson and 2,000 shares to William Mills, both accredited investors, at $1.00 per share, with an equal number of warrants at $1.00 per share, exercisable for one year. The offering was conducted in reliance on Section 4(2) of the Act and Rule 506.

     In March 2000, the Company issued 125,000 shares of its common stock to The Orbiter Fund and 125,000 shares to The Viator Fund, both accredited investors, in consideration of a $1,000,000 bridge loan to the Company. Capital Research, which acted as the finder in the transaction, received 27,500 shares. The transaction was conducted in reliance on Section 4(2) of the Act and Rule 506.

     In May 2000, the Company sold 21,000 shares of common stock, at $1.00 and $1.25 per share, to the following three accredited investors. The offering was conducted in reliance in Section 4(2) of the Act and Rule 506.

     In May 2000, the Company sold 8,000 shares of common stock, at $1.00 and $1.25 per share, to the following accredited investor. The offering was conducted in reliance on Section 4(2) of the Act and Rule 506.

          Name                                           Number of Shares
          ----                                           ----------------

          Christopher Karounos                                 7,000
          Jason Karounos                                       7,000
          Peter Karounos                                       7,000
          Dana Schwartz                                        8,000
                                                              ------
                                                              29,000
                                                              ======

     During June of 2000, the Company issued 3,500 shares, having a fair market value on the date of issuance of $4,375, to the following purchasers of the Company's convertible promissory notes. The offering was conducted in reliance on Section 4(2) of the Act and Rule 506.

                                   Principal Amount
          Name                         of Note        Number of Shares
          ----                         -------        ----------------

          Robert Powless              $20,000             500
          Arthur Klowden              $ 5,000             125
          Herman and Danny Vaden      $20,000             500
          Steve Carcaterra            $20,000             500
          Edward Holst                $ 5,000             125
          Lowell Kupfer               $10,000             250
          Frederick Keifer            $20,000             500
          Herbert and Lois Rake       $20,000             500
          Loren and Judith Hanson     $20,000             500
                                                        -----
                                                        3,500
                                                        =====

     During June of 2000, the Company issued 20,000 shares of common stock, having a fair market value on the date of issuance of $40,000, to providers of professional services. The shares were issued as follows: 10,000 were issued to Colasanti & Scott, L.L.P. for outside legal services, and 10,000 were issued to Patricia Beene, CPA for financial services rendered.

     In June 2000, the Company sold 12,500 shares of common stock at $1.25 per share, to the following accredited investor. The offering was conducted in reliance on Section 4(2) of the Act and Rule 506.

     In June 2000, the Company sold 12,500 shares of common stock at $1.00 per share, to the following accredited investor. The offering was conducted in reliance on Section 4(2) of the Act and Rule 506.

     In June 2000, the Company issued 100,000 shares of common stock, in satisfaction of debt outstanding on the discontinued operation, to the following accredited investor. The offering was conducted in reliance on Section 4(2) of the Act and Rule 506.

                       Name               Number Of Shares
                       ----               ----------------

                  Dana Schwartz                  12,500
                  Felice Barone                  12,500
                  Nathan Plafsky                100,000
                                                -------
                                                125,000
                                                =======

     During July of 2000, the Company issued 2,000 shares, having a fair market value on the date of issuance of $4,000, to the following purchasers of the Company's convertible promissory notes, and returned $5,000, in exchange for the cancellation of 125 shares, to Edward Holst. The offering was conducted in reliance on Section 4(2) of the Act and Rule 506.

                                   Principal Amount
                    Name                of Note         Number of Shares
                    ----                -------         ----------------

               Frederick Keifer        $ 40,000                 1000
               Charles Consagra        $ 40,000                 1000
               Edward Holst           ($  5,000)                (125)
                                                            --------
                                                               1,875
                                                            ========

     During July of 2000, the Company issued 272,000 shares, having a fair market value on the date of issuance of $544,000, to the following purchasers of the Company's senior convertible promissory notes. The offering was conducted in reliance on Section 4(2) of the Act and Rule 506.

                                 Principal Amount
               Name                  of Note           Number of Shares
               ----                  -------           ----------------

          Joseph Giamanco           $300,000                75,000
          Lancer Off Shore, Inc.    $500,000               125,000
          Capital Research, Ltd.    $ 88,000                22,000
          James Kelly               $100,000                25,000
          Joseph Roselle            $100,000                25,000
                                                          --------
                                                           272,000
                                                          ========

     During August of 2000, the Company sold 6,667 shares to Thomas Coleman at $1.50 per share, and 20,000 shares to Robert Garcia at $1.25 per share. Both investors were accredited investors. The offering was conducted in reliance on
Section 4(2) of the Act and Rule 506.

     During August of 2000, the Company issued 1750 shares, having a fair market value on the date of issuance of $3,500, to the following purchasers of the Company's convertible promissory notes. The offering was conducted in reliance on Section 4(2) of the Act and Rule 506.

                               Principal Amount
               Name                 of Note           Number of Shares
               ----                 -------           ----------------

          Frederick Keifer          $40,000                1,000
          Lowell Kupfer             $10,000                  250
          Gary Von Bargen           $15,000                  375
          Arthur Klowden            $ 5,000                  125

                                                         -------
                                                            1750
                                                         =======

     During September of 2000, the Company issued 4750 shares, having a fair market value on the date of issuance of $9,500, to the following purchasers of the Company's convertible promissory notes. The offering was conducted in reliance on Section 4(2) of the Act and Rule 506.

                                   Principal Amount
               Name                    of Note          Number of Shares
               ----                    -------          ----------------

          Herman and Danny Vaden      $40,000               1,000
          Herbert and Lois Rake       $40,000               1,000
          Dorothy Bushnell            $10,000                 250
          Dorothy Bushnell            $20,000                 500
          Dorothy Bushnell            $20,000                 500
          Dorothy Bushnell            $20,000                 500
          Paul Bushnell               $20,000                 500

           Paul Bushnell          $20,000               500
           John Head              $20,000               500
                                                     ------
                                                       5250
                                                     ======

     In all transactions above, the stock was issued for an amount that the Board of Directors of the Company believed was a fair market value for restricted securities of the Company.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Articles provide that the Company shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, provided he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and provided that no indemnification shall be made to or on behalf of any individual if a judgment or adjudication establishes that his or her acts or omissions (i) were in breach of his or her fiduciary duty of loyalty to the Company and its shareholders, (ii) were for acts or omissions not in good faith or which involve a knowing violation of law, or (iii) were for any transaction from which the director derived any improper personal benefit. The Company's Articles also provide that reasonable expenses incurred by a director, officer, employee or agent of the Company in defending any civil, criminal, suit or proceeding described above shall be paid by the Company in advance of the final disposition of such action, suit or proceeding to the full extent permitted under New Jersey Law.

     The termination of any such action, suit or proceeding by judgment, order, settlement, conviction or upon a plea nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                                   PART F/S
                                   --------

Financial Statements
--------------------

II. The Company's audited financial statements for fiscal years ended December 31, 1999 and 1998, and the statements of operations, changes in stockholders' equity and cash flows for the years then ended and the Company's unaudited interim financial statements for the six months ended June 30, 2000, the unaudited statements of operations for the three and six months ended June 30, 2000 and 1999 and the unaudited statements of changes in stockholders' equity (capital deficiency) and cash flows for the six months ended June 30, 2000 and 1999 are attached following the signature page of this Form 10-SB.

                                   PART III
                                   --------

ITEM 1.   EXHIBITS

3.1.a     Certificate of Incorporation, as amended. /(1)/

3.1.b Certificate of Amendment effective September 19, 2000. Filed herewith.

3.2       Bylaws. /(1)/

10.1 Stock Purchase Agreement dated 9/9/98 for acquisition of Fast Ferry Holding Corp. /(1)/

10.2      Lease Agreement dated 3/30/98 for Aragon Marina. /(1)/

10.3      Lease Agreement dated October 1999 for Stamford Property Marina. /(1)/

10.4      Letter of Intent for vessel construction. /(2)/

10.5.1    Employment Agreement with John Ferreira. /(1)/

10.5.2    Employment Agreement with Anthony Cappaze. /(1)/

10.5.3    Employment Agreement with Anthony Colasanti. /(1)/

10.6 Agreement with Robert E. Derecktor, Inc. for vessel construction. Filed herewith.

21.1      Subsidiaries of the Registrant. /(1)/

27.1      Financial Data Schedule.  Filed herewith.

27.2      Financial Data Schedule.  Filed herewith.

__________________
(1)  Filed previously.
(2) Incorporated by reference from the Company's Form 10-KSB/A No. 1 for the fiscal year ended December 31, 1999, File No. 0-29205.

                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Form 10SB /A No. 2 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   LIGHTHOUSE LANDINGS, INC.


Date: October 12, 2000                    By: /s/ Anthony Cappaze
                                             -----------------------------------
                                             Anthony Cappaze, President, Chief
                                             Executive Officer and Director

Date: October 12, 2000                    By: /s/ John Ferreira, Jr.
                                             -----------------------------------
                                             John Ferreira, Chief Financial
                                             Officer

Date: October 12, 2000                    By: /s/ Anthony Colasanti
                                             -----------------------------------
                                             Anthony Colasanti, Vice President,
                                             Secretary and Director

Date: October 12, 2000                    By: /s/ Francis P. Matusek
                                             -----------------------------------
                                             Francis P. Matusek, Director


Date: October 12, 2000                    By: /s/ Gregory J. Hauke
                                             -----------------------------------
                                             Gregory J. Hauke

                                 EXHIBIT INDEX

3.1.a    Certificate of Incorporation, as amended.  /(1)/

3.1.b    Certificate of Amendment effective September 19, 2000.  Filed herewith.

3.2      Bylaws. /(1)/

10.1 Stock Purchase Agreement dated 9/9/98 for acquisition of Fast Ferry Holding Corp. /(1)/

10.2     Lease Agreement dated 3/30/98 for Aragon Marina. /(1)/

10.3     Lease Agreement dated October 1999 for Stamford Property Marina. /(1)/

10.4     Letter of Intent for vessel construction. /(2)/

10.5.1   Employment Agreement with John Ferreira. /(1)/

10.5.2   Employment Agreement with Anthony Cappaze. /(1)/

10.5.3   Employment Agreement with Anthony Colasanti. /(1)/

10.6 Agreement with Robert E. Derecktor, Inc. for vessel construction. Filed herewith.

21.1     Subsidiaries of the Registrant. /(1)/

27.1     Financial Data Schedule.  Filed herewith.

27.2     Financial Data Schedule.  Filed herewith.

__________________
(1)  Filed previously.
(2) Incorporated by reference from the Company's Form 10-KSB/A No. 1 for the fiscal year ended December 31, 1999, File No. 0-29205.

                  LIGHTHOUSE LANDINGS, INC. AND SUBSIDIARIES

                        FINANCIAL STATEMENTS - RESTATED

                               DECEMBER 31, 1999

                  LIGHTHOUSE LANDINGS, INC. AND SUBSIDIARIES
                   INDEX TO FINANCIAL STATEMENTS - RESTATED

                                                                                        Page No.
                                                                                        --------
Lighthouse Landings, Inc. and Subsidiaries

     Independent Accountants' Report...................................................    F-1

     Consolidated Balance Sheets
      As at December 31, 1999 and 1998.................................................    F-2

     Consolidated Statements of Operations
      For the Years Ended December 31, 1999 and 1998...................................    F-3

     Consolidated Statements of Changes in Stockholders' Equity
      For the Years Ended December 31, 1999 and 1998...................................    F-4

     Consolidated Statements of Cash Flows
      For the Years Ended December 31, 1999 and 1998...................................    F-5 - F-6

     Notes to Consolidated Financial Statements........................................    F-7 - F 24

Lighthouse Landings, Inc. and Subsidiaries Pro Forma Financial Statements
-------------------------------------------------------------------------
     (Unaudited)

Pro Forma Financial Statement Headnote.................................................    F-25
     Pro Forma Statement of Operations
      For the Period January 1, 1998 to October 6, 1998 (Unaudited)....................    F-26
      For The Year Ended December 31, 1998 (Unaudited).................................    F-27

     Notes To Pro Forma Financial Statements (Unaudited)...............................    F-28 - F-29

     Pro Forma Adjustments (Unaudited).................................................    F-30

Fast Ferry Holding Corp. and Subsidiaries
-----------------------------------------

     Independent Accountants' Report...................................................    F-31

     Consolidated  Balance Sheets As at October 6, 1998 December 31,
      1997 And December 31, 1996.......................................................    F-32

     Consolidated Statements of Operations and Deficit
      For The Period January 1, 1998 to October 6, 1998 And For The
      Years Ended December 31, 1997 and 1996...........................................    F-33

     Consolidated Statements of Cash Flows
      For The Period January 1, 1998 to October 6, 1998 And For The
      Years Ended December 31, 1997 and 1996...........................................    F-34

     Notes to Consolidated Financial Statements........................................    F-35 - F-39

Unaudited Consolidated Financial Statements for the period ended June 30, 2000
------------------------------------------------------------------------------

     Consolidated Balance Sheets at June 30, 2000 and December 31,
      1999.............................................................................    i-1

     Consolidated Statements of Operations for the Three and Six
      Months Ended June 30, 2000.......................................................    i-2

     Consolidated Statement of Changes in Stockholders' Equity
      (Capital Deficiency) for the Six Months Ended June 30, 2000......................    i-3

     Consolidated Statements of Cash Flows for the Six Months
      Ended June 30, 2000 and 1999.....................................................    i-4 to i-5

     Notes to Consolidated Condensed Financial Statements..............................    i-6 to i-15

INDEPENDENT ACCOUNTANTS' REPORT
-------------------------------


To the Board of Directors and Stockholders
Lighthouse Landings, Inc.


We have audited the accompanying consolidated balance sheets of Lighthouse Landings, Inc. and Subsidiaries as at December 31, 1999 and 1998, and the related consolidated statements of operations, cash flows and changes in stockholder's equity for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lighthouse Landings, Inc. and Subsidiaries as at December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has sustained substantial losses for the years ended December 31, 1999 and 1998. In addition at December 31, 1999 the Company has negative working capital of $3,172,194. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 12, the accompanying consolidated financial statements have been restated to give effect to certain comments by the Securities and Exchange Commission.

                                        /s/ WEINICK SANDERS LEVENTHAL & CO., LLP


New York, N. Y.
February 23, 2000 (Except as to Note 11
  as to which the date is March 31, 2000)

                  LIGHTHOUSE LANDINGS, INC. AND SUBSIDIARIES

                    CONSOLIDATED BALANCE SHEETS - RESTATED

                                                                                                   December 31,
                                                                                    ---------------------------------------
                                                                                           1999                    1998
                                                                                    ---------------------------------------
                                        ASSETS
                                        ------

Current assets:
   Cash                                                                             $     97,957           $      62,606
   Inventories                                                                            40,948                   1,057
   Net assets of discontinued operations                                                  32,582                       -
   Prepaid expenses and other current assets                                             127,994                  72,308
                                                                                    ------------           -------------
          Total current assets                                                           299,481                 135,971

Net assets of discontinued operations                                                          -                 727,506

Property and equipment - at cost,
   less accumulated depreciation                                                      12,288,880              13,103,525

Goodwill net of accumulated amortization                                               1,112,935               1,193,880

Other assets                                                                              51,764                  19,091
                                                                                    ------------           -------------
                                                                                    $ 13,753,060           $  15,179,973
                                                                                    ============           =============

                       LIABILITIES AND STOCKHOLDERS' EQUITY
                       ------------------------------------

Current liabilities:
   Current maturities of long-term debt                                             $  1,879,764           $   1,332,601
   Notes payable - stockholders                                                          125,000                       -
   Accounts payable and accrued expenses                                                 948,606                 683,952
   Deferred revenues                                                                      68,765                  46,566
   Due to officers/stockholders                                                          449,540                 484,142
                                                                                    ------------           -------------
          Total current liabilities                                                    3,471,675               2,547,261

Long-term debt - net of current maturities                                            10,064,110              11,301,455
                                                                                    ------------           -------------
          Total liabilities                                                           13,535,785              13,848,716
                                                                                    ------------           -------------
Minority interest                                                                              -                  11,071
                                                                                    ------------           -------------
Redeemable common stock                                                                        -                 350,000
                                                                                    ------------           -------------

Stockholders' equity:
   Common stock - $.01 par value
     Authorized - 10,000,000 shares
     Issued and outstanding - 4,905,795 shares
        in 1999 and 3,250,795 in 1998                                                     49,058                  32,508
   Additional paid-in capital                                                          5,312,588               3,809,138
   Accumulated deficit                                                                (5,144,371)             (2,621,460)
                                                                                    ------------           -------------
                                                                                         217,275               1,220,186
   Less: Stock subscription receivable                                                         -                (250,000)
                                                                                    ------------           -------------
          Total stockholders' equity                                                     217,275                 970,186
                                                                                    ------------           -------------

                                                                                    $ 13,753,060           $  15,179,973
                                                                                    ============           =============


         See accompanying notes to consolidated financial statements.

                  LIGHTHOUSE LANDINGS, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF OPERATIONS - RESTATED

                                                        For the Years Ended
                                                            December 31,
                                                     --------------------------
                                                        1999            1998
                                                     -----------    -----------
Revenues                                             $ 3,285,978    $   681,167
                                                     -----------    -----------
Costs of services:
  Ferry operations                                     1,597,574        287,116
  Depreciation                                           896,008        222,626
                                                     -----------    -----------
Total costs of services                                2,493,582        509,742
                                                     -----------    -----------
Gross margin                                             792,396        171,425
                                                     -----------    -----------
Marketing and administrative expenses                  1,223,374        514,036
Amortization of goodwill                                  80,945         20,204
                                                     -----------    -----------
                                                       1,304,319        534,240
                                                     -----------    -----------
Net loss from operations                                (511,923)      (362,815)
                                                     -----------    -----------
Other expenses:
  Interest (net)                                       1,473,735        348,249
  Provision for state and local income taxes               1,323          1,014
                                                     -----------    -----------
Total other expenses                                   1,475,058        349,263
                                                     -----------    -----------
Loss from continuing operations before
  minority share in loss of subsidiary                (1,986,981)      (712,078)

Minority share in loss of subsidiary                      11,071         42,534
                                                     -----------    -----------
Loss from continuing operations                       (1,975,910)      (669,544)
                                                     -----------    -----------
Discontinued operations:
  Loss from discontinued operations                     (155,347)      (113,392)
  Estimated loss on disposal                            (391,654)          --
  Impairment loss                                           --         (331,161)
                                                     -----------    -----------
Loss from discontinued operations                       (547,001)      (444,553)
                                                     -----------    -----------
Net loss                                             ($2,522,911)   ($1,114,097)
                                                     ===========    ===========

Per share data:
  Basic and diluted:
    Loss from continuing operations                  ($     0.55)   ($     0.23)
    Loss from discontinued operations                      (0.15)         (0.16)
                                                     -----------    -----------
    Net loss                                         ($     0.70)   ($     0.39)
                                                     ===========    ===========
    Weighted average number of shares outstanding:
      Basic and diluted                                3,591,138      2,850,100
                                                     ===========    ===========

          See accompanying notes to consolidated financial statements.

                  LIGHTHOUSE LANDINGS, INC. AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - RESTATED

                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                        Additional                         Stock          Total
                                                    Common Stock          Paid-In      (Accumulated    Subscriptions   Stockholders'
                                                  -----------------
                                                  Number     Amount       Capital        Deficit)        Receivable       Equity
                                                  -----      ------       -------        --------        ----------       ------
Balance at January 1, 1998                      2,736,250    $27,363    $2,473,883      ($1,507,273)    $        -     $    993,973
Issuance of shares upon the acquisition of
  Fast Ferries Holding Corp.                      384,545      3,845       969,055                -              -          972,900
Increase of shares for cash                        30,000        300        97,200                -              -           97,500
Stock subscription                                100,000      1,000       249,000                -      ( 250,000)               -
Value of 200,000 warrants issued pursuant to
 noteholder for refinancing Corp.                       -          -        20,000                -              -           20,000
Net loss for 1998                                       -          -             -      ( 1,114,187)             -      ( 1,114,187)
                                                ---------    -------    ----------      -----------     ----------     ------------
Balance at December 31, 1998                    3,250,795     32,508     3,809,138      ( 2,621,460)     ( 250,000)         970,186
Payments for shares subscribed for                      -          -             -                -        250,000          250,000
Increase of shares for cash                     1,550,000     15,500     1,304,500                -              -        1,320,000
Shares issued to noteholder as interest            50,000        500        99,500                -              -          100,000
Shares issued for services rendered                55,000        550        99,450                -              -          100,000
Net loss for 1999                                       -          -             -      ( 2,522,911)             -      ( 2,522,911)
                                                ---------    -------    ----------      -----------     ----------     ------------
Balance at December 31, 1999                    4,905,795    $49,058    $5,312,588      ($5,144,371)    $        -     $    217,275
                                                =========    =======    ==========      ===========     ==========     ============

         See accompanying notes to consolidated financial statements.

                  LIGHTHOUSE LANDINGS, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS - RESTATED

                                                                                     For the Years Ended
                                                                                         December 31,
                                                                               ---------------------------------
                                                                                   1999                 1998
                                                                               ------------          -----------
Cash flows from operating activities:
   Net loss continuing operations                                              ($1,975,910)          ($ 669,634)
                                                                               ------------          -----------
   Adjustments to reconcile net loss to net cash
        provided by (used in) operating activities:
     Minority interests                                                        (    11,071)          (   42,534)
     Depreciation                                                                  904,837              253,489
     Amortization of goodwill                                                       80,945              331,161
     Impairment loss                                                                     -               78,007
     Amortization of deferred finance cost                                           4,000                  909
     Imputed interest                                                              156,909               42,440
     Stock issued for services rendered and interest                               200,000                    -
     Deferred revenues                                                              22,199           (   49,746)
     Increase (decrease) in cash flows as a result of
          changes in assets and liabilities net of assets
          and liabilities acquired in an acquisition:
        Accounts receivable                                                              -                9,826
        Inventories                                                            (    39,891)          (    1,057)
        Prepaid expenses and other current assets                              (    55,686)          (   35,995)
        Accounts payable                                                           264,654              506,738
        Accrued officers compensation                                          (    34,602)             137,236
        Other taxes                                                            (    36,673)                   -
                                                                               ------------          -----------
                                                                                 1,455,621            1,230,474
                                                                               ------------          -----------
Net cash provided by (used in) operating
   activities of continuing operations                                         (   520,289)             560,840

Net cash provided by discontinued operations                                       147,923                    -
                                                                               ------------          -----------
Net cash flows provided by (used in) operating activities                      (   372,366)             560,840
                                                                               ------------          -----------
Cash flows from investing activities:
   Acquisition of property and equipment                                       (    90,192)                   -
   Cash paid for acquisition                                                             -           (  141,257)
                                                                               ------------          -----------
Net cash used in investing activities                                          (    90,192)          (  141,257)
                                                                               ------------          -----------

Cash flows from financing activities:
   Proceeds from loans                                                             400,000               49,779
   Repayments of redeemable stock obligations                                  (   225,000)                   -
   Proceeds from stock subscription                                                250,000                    -
   Repayments of long-term debt                                                ( 1,247,091)          (  642,001)
   Proceeds from issuance of common stock                                        1,320,000               97,500
                                                                               ------------          -----------
Net cash provided by (used in) financing
   activities of continuing operations                                             497,909           (  494,722)
                                                                               ------------          -----------
Net increase (decrease) in cash                                                     35,351           (   75,139)

Cash at begining of year                                                            62,606                  479

Cash acquired from acquisition                                                           -              137,266
                                                                               ------------          -----------
Cash at end of year                                                             $   97,957            $  62,606
                                                                               ============          ===========

         See accompanying notes to consolidated financial statements.

                  LIGHTHOUSE LANDINGS, INC. AND SUBSIDIARIES

                                                                                        For the Years Ended
                                                                                             December 31,
                                                                                  ---------------------------------
                                                                                      1999                1998
                                                                                  ------------        -------------
Supplemental Disclosures of Cash Flow Information:

   Cash paid during the year:
     Interest                                                                       $1,072,251         $   166,591
                                                                                  ============        ============
     Income taxes                                                                   $    1,323         $     1,014
                                                                                  ============        ============

Supplemental Schedules of Noncash Activities:

   Stock issued for business acquisition:

     Common stock                                                                   $        -         $   972,900
                                                                                  ============        ============
     Redeemable common stock                                                        $        -         $   350,000
                                                                                  ============        ============
     Warrants issued as inducement to note holder                                   $        -         $    20,000
                                                                                  ============        ============

         See accompanying notes to consolidated financial statements.

                   LIGHTHOUSE LANDINGS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - RESTATED

                               DECEMBER 31, 1999

NOTE 1 - REALIZATION OF ASSETS - GOING CONCERN.

               The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. Lighthouse Landings, Inc. (the "Company") has sustained substantial losses for the years ended December 31, 1999 and 1998. In addition, the accompanying consolidated balance sheet as at December 31, 1999 reflects negative working capital of $3,172,194 net tangible capital deficiency of $910,751.

               Future viability of the Company is dependent upon the Company's obtaining additional funding. During 1999, the Company arranged private placements of its common stock for net cash proceeds of $1,530,000 and obtained short term loans in the amount of $700,000 for both its continuing and discontinued segments. The funds were used to provide funds for certain obligations and ongoing operations. Commencing in January 2000 through March 17, 2000, the Company received $1,385,000 before offering costs from the sale of its securities and bridge loans.

               The Company currently operates a commuter ferry service from Highlands, NJ to and from Manhattan, and is pursuing the establishment of other routes in the Greater New York City area. In November 1999, the Company completed negotiations and executed a lease for a property in Stamford, CT as a base for fast ferry service to and from Manhattan and LaGuardia Airport. The site requires improvements and governmental approvals. The Company is proceeding with preparations for establishing ferry service, and expects to be able to commence service in the spring of 2001. Initially, it is expected that service on these new routes will be provided by a vessel on a short-term charter. The Company is proceeding with plans for construction and financing of two vessels specifically to meet the needs of the new service.

               During the latter half of 1998 and during 1999, the Company assessed its strategic direction and concluded that focusing on the commuter ferry business would provide the greatest return on assets and discontinued the marina\restaurant property and the retail cigar operations in 1999. Accordingly, the Company is pursuing the divestiture of the discontinued segments assets. The carrying value of the related net assets have been reclassified as "Net assets of discontinued operations" in the accompanying consolidated balance sheet.

               It is management's opinion that the funds to be raised by the sales of its securities and borrowings through March 17, 2000 plus the funds anticipated to be raised through the sale of net assets of the discontinued segments will be sufficient to meet the Company's obligations as they become due.

               The conditions previously mentioned raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

     (a) Description of Business:

               The Company was incorporated in New Jersey in 1993 and is in the commuter ferry business. The Company currently operates a commuter ferry service from Highlands, New Jersey to and from Manhattan, and is pursuing the establishment of other routes in the Greater New York City metropolitan area.

     (b) Principles of Consolidation:

               The consolidated financial statements include the accounts of Lighthouse Landings, Inc. and its subsidiaries. Inclusion of the results of subsidiary companies' operations is on the "Purchase" method, from the dates of their respective acquisition. All significant intercompany balances and transactions have been eliminated in consolidation. Recognition of the interest of minority stockholders `is provided for in the accounts. As discussed more thoroughly in Note 3, the retail and marina segments are presented as discontinued operations.

     (c) Change of Accounting Period:

               The Company has changed its April 30 fiscal year end to December 31st. Accordingly, the accompanying consolidated financial statements reflect balance sheets as of December 31, 1999 and 1998 and the results of operations cash flows and stockholders equity for the years then ended.

     (d) Inventories:

               Inventories which consist entirely of supplies and cafeteria products are stated at the lower of cost or market on the first-in, first-out method.

     (e) Property and Equipment:

               Property and equipment is recorded at cost. The cost of the ferries obtained through the Fast Ferries Holding Corp. acquisition in December 1998 has been determined as an allocation of the purchase price of the business acquired based upon an appraisal. Depreciation is computed using the straight-line method. Depreciation on equipment, including the ferries, is calculated principally over their estimated useful lives of fifteen years.

               Expenditures which substantially increase estimated useful lives are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are sold or otherwise disposed of, their costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded in operations.

     (f) Goodwill:

               Goodwill arising from acquisitions initially represents the excess of the purchase cost over the fair value of identifiable assets less identifiable liabilities. Goodwill is reviewed on an ongoing basis to determine that the value has not been impaired; in 1999 it was determined that the value of the goodwill arising from the purchase of The Cigar Box, Inc. has been impaired and accordingly the remaining unamortized goodwill of $198,654 has been written off to discontinued operations during 1999. The goodwill arising from the acquisition of Fast Ferry Holding Corp. and its wholly owned subsidiaries aggregating $1,214,174 is being amortized over 15 years. Amortization of goodwill charged to operations was $80,945 in 1999 and $20,294 in 1998.

     (g) Revenue Recognition:

               Revenue is recognized when earned. The Company's ferry business sells the majority of commuter tickets in advance of use. The tickets which are dated expire ninety (90) days after issuance and are nonrefundable and nonextendable. Accordingly, the Company determines the unused portion of ticket sales and defers that value to future periods. Deferred income aggregated $68,765 and $46,566 at December 31, 1999 and 1998, respectively.

               The other revenues generated by the Company, for example the sale of food through the ferries' concession stands, are recognized when the services have been rendered. To date, other revenues have not been significant.

     (h) Income Taxes:

               The Company complies with Statement of Financial Accounting Standards No. ("SFAS 109"), "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets are computed for differences between financial statement and tax basis of assets and liabilities that will result in future taxable or deductible amounts, based on the enacted tax laws and rates in the periods in which differences are expected to affect taxable income. The principal asset and liability differences are deferred revenues, valuation allowances for long-term assets, the estimated loss on the disposal of discontinued operations, and utilization of the Company's tax loss carryforwards. Management has fully reserved the net deferred tax assets as it is not more likely than not that the deferred tax asset will be utilized in the future.

     (i) Impairment of Long-lived Asset:

               The Company accounts for impairment of long-lived assets accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairments of Long-Lived Assets and for Long-Lived Assets to be Disposed of" SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. Due to significant loss incurred during 1999, the Company evaluated its long-term assets of its continuing operations which as at December 31, 1999 were comprised of property and equipment (principally two (2) ferries) with an undepreciated cost of $12,288,880 and goodwill on the acquisition of the Fast Ferry Holding Corp. with a unamortized cost of $1,112,935. Based upon an estimate of the future undiscounted net cash flows of the related asset or asset grouping over the remaining life, it was determined that there was no impairment in either the net book value of the ferries or the goodwill.

     (j) Use of Estimates:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     (k) Concentrations of Credit Risk:

               Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company places its cash with high credit quality financial institutions which at times may be in excess of the FDIC insurance limit.

     (l) Loss Per Common Share:

               Loss per common share is based on the weighted average number of common shares outstanding. In March 1997, the Financial Accounting Standards Broad issued Statement No. 128 ("SFAS 128"), "Earnings Per Share," which requires dual presentation of basic and diluted earnings per share on the face of the statements of operations which the Company has adopted. Basic loss per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if convertible debentures, options and warrants were to be exercised or converted or otherwise resulted in the issuance of common stock that then shared in the earnings of the entity.

     Since the effect of outstanding options, warrant and convertible debenture conversions are antidilutive in all periods presented, it has been excluded from the computation of loss per common share.

NOTE 2 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.  (Continued)

          (m)  Stock Based Compensation:

                    The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25 (APB25),"Accounting for stock issued to employees." Under APB 25, the Company recognizes no compensation expenses related to employee stock options, as no options are granted at price below the market price on the day of grant.

          (n)  Stock Issued to Nonemployees for Services:

                    The Company accounts for stock issued to nonemployees for services in accordance with Statement of Financial Accounting Standards (SFAS) No. 123. "Accounting for stock-based compensation". SFAS No. 123 requires that all transactions in which goods or services are the consideration received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, which ever is more reliably measurable.


NOTE 3 -       DISCONTINUED OPERATIONS.

                    On October 28, 1999, the Company adopted a plan to sell its real estate and retail/wholesale segments. Accordingly both segments have been accounted for as discontinued operations in the accompanying consolidated financial statements for both 1999 and 1998. The net assets to be disposed of as of December 31, 1999 aggregating $32,582 consists principally of real estate and are recorded as current assets in the accompanying consolidated balance sheet under the caption "Assets held for resale". Management expects the real estate to be sold in late 2000. The estimated loss on disposal of the discontinued operations in 1999 of $391,654 represents: a write-off of the goodwill on The Cigar Box, Inc. of $198,654; and a provision of $193,000 for expected losses during the phase out period. Net sales of the retail segment for 1999 and 1998 were $75,994 and $184,840, respectively. There were no revenues from the real estate segment during 1999 and 1998.

                    The net assets of discontinued operations, which have been segregated in the accompanying balance sheets are summarized as follows:

                                                              December 31,
                                                           -----------------
                                                            1999         1998
                                                            ----         -----
          Assets:
            Cash                                        $    3,129   $    1,189
            Inventory                                       27,401       42,187
            Prepaid expenses                                   100          100
            Property assets, net (See Note 4)              974,359      968,108
            Goodwill                                             -      194,913
                                                        ----------   ----------
                                                         1,004,989    1,206,497
                                                        ----------   ----------
          Liabilities:
            Accounts payable                               186,334       48,943
            Secured mortgage payable                       443,485      157,288
            Accrued real estate taxes                      342,588      272,760
                                                        ----------   ----------
                                                           972,407      478,991
                                                        ----------   ----------
          Net assets of discontinued operations         $   32,582   $  727,506
                                                        ==========   ==========

          (a)  The mortgage notes payable are summarized as follows:

                                                                          December 31,
                                                                          ------------
                                                                       1999          1998
                                                                     --------      ---------
     20% demand mortgage on real property
       subject to the tax lien referred to below                      $ 58,267       $157,288

     Second mortgage on real property payable in monthly
       installments (applied firstly to interest) of $15,000 from
       January 10, 2000 through May 10, 2000, and three equal
       monthly payments equal to one-third of the balance
       outstanding on June 10, 2000, commencing June 10, 2000.
       The loan carries interest at 18%plus as added inducement
       to enter into the loan, the lender received 50,000 shares
       of common stock valued
       at $100,000.                                                    180,023              -

     6% second demand mortgage on real property                        205,195              -
                                                                      --------       --------

                                                                      $443,485       $157,288
                                                                      ========       ========

          (b) Real estate taxes liens have been recorded by local governmental authorities because of non-payment of said property taxes arising from a dispute over property tax valuations. The Company is currently attempting to resolve the dispute.

NOTE 4 -  PROPERTY AND EQUIPMENT.

                    Property and equipment is summarized as follows:

                                                             December 31,
                                                          ------------------
                                                         1999          1998
                                                         ----          ----

          Continuing operations:
            Ferries                                   $13,300,000   $13,300,000
            Computers and office equipment                 38,887        29,502
            Furniture and fixtures                        106,244        25,437
                                                      -----------   -----------
                                                       13,445,131    13,354,939
            Less:  Accumulated depreciation             1,156,251       251,414
                                                      ===========   ===========

                                                      $12,288,880   $13,103,525
                                                      ===========   ===========

          Discontinued operations:
            Land and buildings                        $   931,181   $   918,680
            Furniture and fixtures                         62,260        62,260
                                                      -----------   -----------
                                                          993,441       980,940
            Less:  Accumulated depreciation                19,082        12,832
                                                      -----------   -----------

                                                      $   974,359   $   968,108
                                                      ===========   ===========

NOTE 5 -  ACQUISITIONS.

                    On October 6, 1998, the Company acquired 80% of the outstanding stock of Fast Ferry Holding Corp. and its wholly owned subsidiaries, New York Fast Ferry Services, Inc. Fast Ferry I, Inc. and Fast Ferry II, Inc. (the NYFF Group). The NYFF Group owns two vessels the M/V "Finest", and the M/V "Bravest" and is in the business of operating high speed commuter ferry services in the greater New York City harbor area.

                    The NYFF Group was acquired by the issuance of 454,545 shares of the Company's stock at a value of $2.53 per share. Of the 454,545 shares issued, 70,000 shares were subject to a put option. Such agreement allowed 2 of the 3 selling shareholders to sell back to the Company an aggregate of 70,000 shares at a price of $5.00 per share.

                    As at December 31, 1998, the 70,000 shares subject to the put option were not treated as equity, but rather as a liability under the caption "Redeemable Common Stock" in the amount of $350,000 (70,000 @ $5.00). During March 1999 the puts were exercised and the Company redeemed and retired the 70,000 shares. At December 31, 1999, the Company is still indebted to the selling stockholders in the amount of $125,000. Such amount is due in 2000 and bears interest at 12% per annum. The selling shareholders are holding the remaining 25,000 unpaid shares as security for the obligation.

               The acquisition has been accounted for as a purchase.

                    The assets acquired and the liabilities assumed in connection with the aforementioned acquisition of the NY Fast Ferry group is as follows:

          Fair value of identifiable assets                          $13,475,702
           acquired
          Fair value of liabilities assumed                           13,207,673
                                                                     -----------
                                                                         268,029
          Monority interest                                               53,607
                                                                     -----------
          Net fair value of  80% interest in
            Fast Ferry Holding Corp.                                     214,422

          Purchase cost:
            Issuance 454,545 common shares
              at fair market of $2.53 per share        $ 1,150,000
          Legal and accounting fees                        105,696
          Excess price over fair market
              value of 70,000 shares subject to put        172,900
                                                       -----------

                                                                       1,428,596
                                                                     -----------

          Excess of cost over net indentifiable
            assets purchased (goodwill)                              $ 1,214,174
                                                                     ===========

                    The unaudited consolidated results of operations on a pro forma basis, as if the NYFF Group had been acquired at the beginning of the year ended December 31, 1998 is as follows:

               Net sales                             $  1,488,750
               Costs and expenses - net                 3,456,264
                                                     ------------

               Loss from continuing operations
                 before minority interest             ( 1,967,514)
               Minority interest                          109,149
               Loss from discontinued operations      (   444,553)
               Cumulative effect of a change in
                 accounting principles                (   178,678)
               Extraordinary item                         282,088
                                                     ------------

               Net loss                               ($2,199,508)
                                                     ============

NOTE 6 -    INCOME TAXES.

                    The components of the provision (benefit) for income taxes are as follows:

                                          1999       1998
                                          ----       ----

               Currently payable:
                 Federal                 $    -     $    -
                 State and local          1,323      1,014
                                         ------     ------
                                          1,323      1,014
                                         ------     ------
                Deferred:
                 Federal                      -          -
                 State and local              -          -
                                         ------     ------
                                              -          -
                                         ------     ------

               Total provision           $1,323     $1,014
                                         ======     ======
                    The deferred tax benefit results from differences in recognition of expense for tax and financial statement purposes and for minimum tax provision for the various state and local taxing authorities where the Company and its subsidiaries are subject to tax. The Company has deferred tax assets consisting of the following temporary differences:

     Net operating loss carryforward           $  3,686,000
     Differences between assigned values
      and tax bases of the assets                 4,190,648
     Provision for discontinued operations          193,000
     Goodwill                                       202,305
                                               ------------
                                                  8,271,953
     Valuation allowance                        ( 8,271,953)
                                               ------------

                                               $          -
                                               ============

     The components of the provision (benefit) for income taxes are as follows:


                                                          For the Year Ended December 31,
                                     --------------------------------------------------------------------
                                           1999                %               1998               %
                                     ----------------   --------------   ----------------   -------------
Loss from continuing operations
  before income taxes                     ($1,974,587)                          ($668,530)
                                         ------------                          ----------

Computed tax benefit
  at statutory rate                       (   671,100)       (    34.0)         ( 227,300)      (    34.0)

State income tax                                1,323                -              1,014               -

Non-deductible portion of
  Amortization of goodwill
    and finance costs                          28,900              1.5              7,200             1.1
  Depreciation of property assets              95,000              4.8             23,700             3.5

Compensatory element of
  stock issuance                               68,000              3.4                  -               -

  Other                                        10,000              0.5             10,000             1.5

Reserve for operating loss
  carryforward tax asset                      469,200             23.8            186,400            27.9
                                         ------------           ------         ----------          ------

Income tax                               $      1,323                -         $    1,014               -
                                         ============           ======         ==========          ======

     The net operating loss carryforwards at December 31, 1999 expire as follows:

                     2009                     $   62,000
                     2010                        107,000
                     2011                         93,000
                     2012                      1,228,000
                     2013                      1,531,000
                     2014                        665,000
                                              ----------
                                              $3,686,000
                                              ==========

               The Tax Reform Act of 1986 enacted a complex set of rules limiting the utilization of net operating loss carryforwards to offset future taxable income following a corporate ownership change.
          Among other things, the Company's ability to utilize the net operating loss carryforward of Fast Ferry Holding Corp. is limited following the change in ownership in excess of fifty percentage points in any three-year period which accrued at acquisition. The effects, if any, of the change in ownership are not reflected in the foregoing tables.


NOTE 7 - LONG-TERM DEBT.

         Long-term debt is as follows:


                                                                              December 31,
                                                                  ------------------------------------
                                                                        1999               1998
                                                                  ----------------  ------------------
Mortgage note payable, secured by the
 vessel "Finest" due in monthly install-
 ments of $61,875 through March 10, 1999,
 and $56,719 through September 10, 2005,
 including interest at 9.25% per annum, with a
 final payment of $3,626,691 due October 10,
 2005.                                                       (a)       $ 5,156,274         $ 5,308,158

Mortgage note payable, secured by the vessel
  "Bravest" due in monthly installments of
  $59,063 through March 10, 1999 and
  $56,719 through September 10, 2005, including
  interest at 9.25% per annum, with a final payment
  of $3,572,971 due October 10, 2005.                        (a)         5,127,461           5,276,094

Note payable, secured by the vessel "Finest"
  and "Bravest", payable in fifteen monthly
  installments of $15,000 commencing in
  February 1999, payment of $343,333 on
  March 31, 2000 and a final payment of
  $934,319 on December 10, 2000
  including imputed interest of 9.25%.                       (a)         1,254,913           1,994,670

10% interest bearing obligation payable in two
  installments of $100,000 each on March 15,
  2000 and July 15, 2000 and as final payment of
  $200,000 January 15, 2001.                                               400,000                   -
Other                                                                        5,226              55,134
                                                                       -----------         -----------

                                                                        11,943,874          12,634,056
Portion due within one year                                              1,879,764           1,332,601
                                                                       -----------         -----------

Long-term debt - less current maturities                               $10,064,110         $11,301,455
                                                                       ===========         ===========

           (a) The two first mortgages on the ships and note payable are secured through (i) cross collateralization agreements; (ii) assignments of charter agreements and other personal property, (iii) a pledge of a potential receivable arising from a lawsuit against the City of New York and (iv) cross corporate guarantees.

               Reference is made to Note 9(c)(i) regarding warrants issued to the noteholder. The secured debt obligations mature as follows:

                           2000                               $ 1,879,764
                           2001                                   668,352
                           2002                                   513,559
                           2003                                   563,130
                           2004                                   617,485
                        Thereafter                              7,701,584
                                                              -----------
                                                              $11,943,874
                                                              ===========

NOTE 8 -  CAPITAL STOCK.

         (a) Stock Issued for Consideration Other Than Cash:

               On October 5, 1998, the Company issued 454,545 common shares valued at $2.53 per share (the market value at time of sale) for 80% of the outstanding stock of Fast Ferry Holding Corp. (see Note 5).

               Pursuant to the provisions of a note payable obligation entered into in June 1999, the Company issued 50,000 shares of its common stock as additional interest whose fair value at the time of issuance was $100,000.

               During 1999, the Company issued 55,000 shares of its common stock to an officer as payment for services rendered by him in 1999 aggregating $55,000. The fair market value of the shares on the date of issuance of $55,000 had been charged to operations.


         (b) Stock Issued for Cash:

               During 1998, the Company sold 30,000 shares of its common stock for $97,500. During 1999, the Company sold 1,550,000 shares of its common stock for $1,320,000. Of the shares sold in 1999 a consultant to the Company purchased 50,000 shares of common stock for $5,000 in cash. The variance between the fair value of the shares issued and the cash proceeds aggregating $45,000 was charged to operations as compensation in fiscal 1999.


         (c) Stock Subscriptions Receivable:

               During 1998, 100,000 common shares were subscribed for at a price of $2.50 per share. The aggregate amount of the subscription of $250,000 is treated as a reduction of stockholders' equity in the accompanying 1998 consolidated balance sheet. The subscription was paid in full in October 1999.

NOTE 9 -   STOCK OPTIONS AND WARRANTS.

               A summary of activity related to non-qualifying stock options and warrants granted by the Company is as follows:

                                                                          Exercise Price
                                         Options         Warrants           Per Share
                                     ---------------  --------------  ----------------------
Outstanding at December 31, 1997             47,500                -          $4.00
Granted during 1998                          10,000          200,000      $2.53 to $2.60
Expired in 1998                            ( 47,500)               -          $4.00
                                           --------        ---------

Outstanding at December 31, 1998             10,000          200,000      $2.53 to $2.60
Cancelled                                  ( 10,000)               -          $2.53
Granted during 1999                         420,000        1,380,000      $1.00 to $1.75
                                           --------        ---------

Outstanding at December 31, 1999            420,000        1,580,000      $1.00 to $2.60
                                           ========        =========

     (a) Stock Options:

          (i)  Stock Options granted in 1998:

               Pursuant to a consulting agreement entered into on September 1, 1997, the Company agreed to issue options to purchase up to an aggregate of 56,250 shares of its common stock at $4.00 per share. In 1997, 8,750 options were exercised at $4.00 and the remaining 47,500 expired in 1998.

               The Company granted an option to an employee/stockholder pursuant to an employment contract to purchase 10,000 shares at a price of $2.53 per share which was the fair value at date of grant. Such option was cancelled.


          (ii) Stock Options Granted in 1999:

               The Company granted an option to a employee to purchase 20,000 shares at a price of $1.50 per share which was the fair value at date of grant. Such option is exercisable through October 6, 2001.

               In June 1999, the Company's President was granted options to purchase 200,000 shares exercisable through October 6, 2002 at a $1.75 per share which was the fair value on the date of grant. Such options were granted for his guaranteeing and securitising an obligation of the Company.

               Also in October an officer and a director each received options to purchase 100,000 common shares exercisable at $1.50 per share which was the fair value at the date of grant. The officer's option expires on December 20, 2001 and the other expires on December 20, 2004.

NOTE 9 -        STOCK OPTIONS AND WARRANTS.  (Continued)

              (ii)     Stock Options Granted in 1999: (Continued)

                     Assuming the fair market value of the stock at the date of grant to be equal to option exercise price, the life of the options to be from 1.3 years to 5 years the expected volatility at 200%, expected dividends are none, and the risk-free interest rate of 10%, the Company would have recorded compensation expense of $61,816 and $2,013 for the years ended December 31, 1999 and 1998, respectively, as calculated by the Black-Scholes option pricing model. As such, proforma net loss and loss per share would be as follows:

                                                     For the Years Ended
                                                         December 31,
                                                 --------------------------
                                                    1999           1998
                                                 -----------    -----------
                Net loss as reported             ($2,522,911)   ($1,114,187)
                Additional compensation               61,816          2,013
                                                 -----------    -----------
                Adjusted net loss                ($2,584,727)   ($1,116,200)
                                                 ===========    ===========
                Loss per share as reported             ($.70)         ($.39)
                                                 ===========    ===========
                Adjusted loss per share                ($.72)         ($.39)
                                                 ===========    ===========


         (b) Warrants:

              (i)      Warrants Granted in 1998:

                        In connection with the Company's refinancing the debt of
              Fast Ferry Holding Corp., on October 5, 1998, the Company granted the noteholder warrants to purchase 200,000 shares of its common stock at $2.60 per share, the market value at time of grant. Such warrants were granted pursuant to the refinancing of the two ferries owned by the NYFF Group. The warrants are exercisable through March 16, 2004. Management has put a $.10 value on the warrants. Accordingly, deferred interest expense of $20,000 was recorded at the time of issuance and amortization of $4,000 and $909 has been charged to operations 1999 and 1998, respectively.

                (ii) Warrants Granted in 1999:

                        In July 1999, as a part of a financing agreement, a
              lender was issued a warrant to acquire 200,000 common shares for three years at $1.00 per share.

                        As an inducement to purchase shares of the Company's
              common stock, warrants to purchase 900,000 shares were granted to individuals who purchased stock in 1999 and 75,000 warrants were issued to a financial consultant as a finder's fee relating to the sale. These warrants are exercisable at various times through December 31, 2002 at prices ranging from $1.00 to $1.25.

          (ii) Warrants Granted in 1999: (Continued)

                     On October 27, 1999 warrants to purchase 100,000 common shares were granted to both of the Company's President and Secretary. The warrants are exercisable through October 27, 2001 at $1.25 per share which was in excess of the fair market value of the Company's common stock at date of issuance. An employee received a warrant to acquire 5,000 common shares at $1.00 per share, the fair market value at issuance, exercisable for one year.

                     Management and the recipients believe that the value of the warrants issued in 1999 was nominal and accordingly did not reflect any value to these issuances.


NOTE 10 -  COMMITMENTS AND CONTINGENCIES.

     (a)  Leases:

          (i) The Company and its subsidiaries have a number of operating lease agreements involving office and retail store space, and office equipment. These leases are non-cancelable and expire on various dates through December 2, 2001. Annual payments under these lease agreements amount to approximately $25,000.

          (ii) The NYFF Group operates from leased property in Highlands, NJ (the Aragon site). The lease is for five years, and commenced May 1998. Lease payments are dependent on daily passenger volume using the leased property, and averaged approximately $24,250 per month during 1999. As the passenger volume using the Aragon site increases, the lease payments will increase proportionately. In addition, the NYFF Group rents other facilities on short-term leases. Rents under the short-term leases aggregate approximately $2,500 per month.

          (iii) In November 1999, the Company completed negotiations to lease a property in Stamford, CT as a base for ferry service to and from Manhattan and LaGuardia Airport. Subject to the approval process outlined in Note 1, the lease will have an initial term of five years, with payments commencing in March 2000 at $8,333 per month.

          (b) Employment Contracts:

               The Company has entered into new employment agreements with its executive officer Anthony Cappaze and its Secretary, Anthony Colasanti in 2000. The agreements provide for a base salary of $150,000 and $120,000 per year, respectively, for three years. Under these agreements Mr. Cappaze received 100,000 warrants and Mr. Colasanti 50,000 warrants to purchase a like number of the Company's common shares exercisable through January 2000 at the fair market value of the common stock on the date of grant of $1.00 per share. Messrs. Cappaze and Colasanti also received as a condition of their contract options to purchase 200,000 and 100,000, respectively, share of common stock at $1.00 per share through January 2007. Half of these options are exercisable in January 2002 and the officers are first able to exercise the other 50% in January 2003. Mr. Colasanti also received a warrant to acquire 100,000 common shares for two years at $1.00 per share.

               The NYFF Group has entered into an employment contract with its President which provides for a salary of $90,000 each year through October 4, 2003. Pursuant to the contract, the President is to be granted an option to purchase 10,000 shares of the Company's common stock each year at the fair market value on the grant date.


          (c) Litigation:

               The NY Fast Ferry Group had initiated a suit alleging breach of contract against the City of New York. Fifty percent (50%) of the proceeds, if any, is pledged to the original stockholders of The NY Fast Ferry Group and the remaining (50%) to the first mortgage holder as a pledge of collateral against amounts owing to them pursuant to notes payable referred to in Note 7.

NOTE 11 -  SUBSEQUENT EVENTS.

         (a)  Sales and Issuances of Securities:

               During the period from January 17, 2000 through March 1, 2000, the Company sold, at a price of $1.00 each, 147,500 units comprised of 147,500 shares of its common stock and warrants to acquire an additional 147,500 shares of its common stock at a price of $1.00 per unit. The warrants are exercisable for one year at $1.25 per share.

               During the period from March 10, 2000 through March 17,2000, the Company sold, at a price of $0.50 each, 475,000 units comprised of 475,000 shares of common stock warrants to acquire an additional 475,000 common shares. Th warrants are exercisable for two years from issuance at $1.25 per share. Additionally, the Company sold an aggregate of 12,000 common shares and warrants to acquire 12,000 common shares at 1.00 per share to two individuals for $12,000.

               In December an officer and a former director each received options to purchase 100,000 common shares exercisable at $1.50 per share which was the fair value at the date of grant. The officer's option expires on December 20, 2001 and the other expires on December 20, 2004.

               In January, 2000, two officer/directors and a third director were issued an aggregate of 252,500 shares of the Company's common stock in lieu of payment of $214,650 of the unpaid compensation and interest thereon owed to them which aggregated $460,166 at December 31, 1999.


         (b)  Bridge Loan:

               On March 11, 2000, the Company received proceeds of two bridge loans aggregating $1,000,000. The loans, which bear interest at 10% per annum payable quarterly, are payable nine months from issuance. To obtain the loans, the Company issued to each loan holder 125,000 shares of unregistered common stock with on-demand registration and unlimited piggyback rights. The fair value of the shares at issuance aggregating $125,000 will be charged to operations as additional interest over the life of the loans.

               The loans may be repaid anytime within nine months of issuance, however, the loans must be repaid out of the proceeds of a financing greater than $2,000,000. Initially the loans are convertible into common stock at $1.50 per share. In the event the loans are not redeemed in full within nine months from issuance, the loans are in default, and become convertible at $1.00 per share for the first 90 days of the default period and are further reduced to $.50 thereafter. In addition, in the event of default, the Company must issue to each of the loan holders 50,000 warrants exercisable at $.25 per share for each 30 days period until repaid.

               The Company employed the services of a financial consultant to arrange for the above financing. The consultant received as payment for this service (i) a 10% interest bearing note payable on December 10, 2000 in the amount of $100,000, (ii) 27,500 shares of the Company's common stock whose fair market value at date of issuance was $13,750.

NOTE 12 -  RESTATEMENT.

               The consolidated financial statements have been restated to give effect to certain comments by the Securities and Exchange Commission regarding the Company's filing of amended Form 10-SB as follows:

                                                   December 31, 1999                  December 31, 1998
                                              ------------------------------       ---------------------------
                                                                      As                               As
                                                                  Previously                       Previously
                                              As Restated            Filed         As Restated        Filed
                                              -----------        -----------       -----------     ----------
Consolidated balance sheets:
  Inventories - reclassifications
  of inventorable items to and
  from prepaid expenses                       $    40,948          $    6,715      $         -     $     1,057
                                              -----------        ------------       ----------      ----------

  Prepaid expenses and
    other current assets -
    reclassifications                             127,994             165,214           72,308          68,757
                                              -----------        ------------       ----------      ----------

  Goodwill net of accumulated
    amortization - change in
    computation                                 1,112,935           1,127,433        1,193,830       1,201,174
                                              -----------        ------------       ----------      ----------

  Other assets - reclassification
  of deposits from prepaid
  expenses                                         51,764              34,279           19,091          19,091
                                              -----------        ------------       ----------      ----------

  Current maturities of long-term
    debt - reclassification of
    interest to accrued expenses
    and change in current
    maturities                                  1,879,764           1,981,100        1,332,601       1,282,822
                                              -----------        ------------       ----------      ----------

  Notes payable - combined with
    current maturities of
    long-term debt                                      -                   -                -          49,779
                                              -----------        ------------       ----------      ----------

  Current maturities of accounts
  payable and accrued expenses -
    reclassification of deferred
    revenues and long-term debt                   948,066           1,006,273          683,952         730,520
                                              -----------        ------------       ----------      ----------

  Deferred revenues - segregated
    as a separate item                             68,765                   -           46,566               -
                                              -----------        ------------       ----------      ----------

  Long-term debt - change in
    current maturities                         10,064,110           9,973,872       11,301,455      11,301,455
                                              -----------        ------------       ----------      ----------

  Common stock - transfer from
    additional paid-in capital                     49,058              48,358           32,508          32,508
                                              -----------        ------------       ----------      ----------

  Additional paid-in capital -
    transfer to common stock                    5,312,588           5,313,288        3,809,138       3,809,138
                                              -----------        ------------       ----------      ----------

                   LIGHTHOUSE LANDINGS, INC. AND SUBSIDIARIES
                     FORMA FINANCIAL STATEMENTS - HEADNOTE
                                  (Unaudited)


       The accompanying pro forma financial statements assume the purchase of 80% of the capital stock of Fast Ferry Holding Corp. (FFHC) on October 6, 1998 had occurred at the beginning of each of the periods presented, January 1, 1998.

       Per share data for the period January 1, 1998 to October 6, 1998 and for the year ended December 31, 1998 is based upon the weighted average number of shares outstanding during each period retroactively reflecting the issuance of the common shares for FFHC as if they had been issued at the beginning of the periods presented.

       The pro forma consolidated statement of operations for the period ended October 6, 1998 and for the year ended December 31, 1998 include all material adjustment necessary to adjust the historical results to reflect the assumptions. The pro forma information does not purport to be indicative of the consolidated statements of operations, which would have actually been obtained if the purchase of FFHC had been consummated on the date indicated. In addition, the pro forma financial information does not purport to be indicative of the results of operations, which may be obtained in the future.

       The pro forma information has been prepared by the Company's management and all calculations and estimates have been made by management based upon adjustments deemed appropriate. These adjustments are set forth under the section "Pro Forma Adjustments" contained in the notes to pro forma financial statements.

                   LIGHTHOUSE LANDINGS, INC. AND SUBSIDIARIES

           PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS - RESTATED

                     FOR THE YEAR ENDED  DECEMBER 31, 1998
                                  (Unaudited)


                                                     Lighthouse         Fast Ferry
                                                   Landings, Inc.      Holding Corp.
                                                  and Subsidiaries   and Subsidiaries    Pro Forma Adjustments          Pro Forma
                                                  -----------------  -----------------  -----------------------       -------------
                                                    (Historical)       (Historical)      Debit          Credit         As Adjusted
                                                  -----------------  -----------------  --------       --------       -------------
Revenues                                         $               -      $   1,488,750   $      -       $      -       $  1,488,750
                                                  ----------------       ------------   --------       --------       ------------

Cost and expenses:
  Cost of operations                                             -            407,885          -              -            407,885
  Depreciation and amortization                                  -            767,876    209,532  (D)         -          1,020,248
                                                                 -                  -     42,840  (E)         -                  -
  Selling, general and administrative                            -            773,592          -              -            773,592
  Interest                                                       -          1,254,539          -              -          1,254,539
                                                  ----------------       ------------   --------       --------       ------------
          Total cost and expenses                                -          3,203,892    252,372              -          3,456,264
                                                  ----------------       ------------   --------       --------       ------------

Loss from continuing operations before
  minority shares in loss of subsidiary                          -        ( 1,715,142)   252,372              -        ( 1,967,514)

Minority shares in loss of subsidiary                            -                  -          -        109,149  (C)       109,149
                                                  ----------------       ------------   --------       --------       ------------

Loss from continuing operations                  $               -        ($1,715,142)  $252,372       $109,149        ($1,858,365)
                                                  ================       ============   ========       ========       ============


Per share data:
  Pro forma net loss per share:
    Loss from continuing operations                                                                                         ($0.57)
                                                                                                                      ============


Weighted average number of shares outstanding                                                                            3,244,417
                                                                                                                      ============

                   LIGHTHOUSE LANDINGS, INC. AND SUBSIDIARIES

           PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS - RESTATED

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (Unaudited)



                                                  Lighthouse         Fast Ferry
                                                Landings, Inc.      Holding Corp.
                                               and Subsidiaries   and Subsidiaries    Pro Forma Adjustments          Pro Forma
                                               -----------------  -----------------  -----------------------       -------------
                                                 (Historical)       (Historical)      Debit          Credit         As Adjusted
                                               -----------------  -----------------  --------       --------       -------------
Revenues                                       $              -       $  1,474,616   $      -       $      -       $  1,474,616
                                               ----------------       ------------   --------       --------       ------------
Cost and expenses:
  Cost of operations                                          -          1,932,262          -              -          1,932,262
  Depreciation and amortization                               -            673,752    279,377  (G)         -          1,034,074
                                                              -                  -     80,945  (H)         -                  -
  Selling, general and administrative                         -          1,035,304          -              -          1,035,304
  Interest                                                    -          1,025,620          -              -          1,025,620
                                               ----------------       ------------   --------       --------       ------------
          Total cost and expenses                             -          4,666,938    360,322              -          5,027,260
                                               ----------------       ------------   --------       --------       ------------

Loss from continuing operations before
  minority shares in loss of subsidiary                       -        ( 3,192,322)   360,322              -        ( 3,552,644)

Minority shares in loss of subsidiary                         -                  -          -        233,536  (I)       233,536
                                               ----------------       ------------   --------       --------       ------------
Loss from continuing operations                               -        ( 3,192,322)   360,322        233,536        ( 3,319,108)

Loss from discontinued operations                     ( 592,748)                 -          -              -        (   419,948)
                                               ----------------       ------------   --------       --------       ------------
Net loss                                              ($592,748)       ($3,192,322)  $360,322       $233,536        ($3,739,056)
                                               ================       ============   ========       ========       ============

Per share data:
  Pro forma net loss per share:
    Loss from continuing operations                                                                                      ($1.10)
    Loss from discontinued operations                                                                                    ( 0.14)
                                                                                                                   ------------
Net Loss                                                                                                                 ($1.24)
                                                                                                                   ============
Weighted average number of shares outstanding                                                                         2,977,302
                                                                                                                   ============

                   LIGHTHOUSE LANDINGS, INC. AND SUBSIDIARIES
               NOTES TO PRO FORMA FINANCIAL STATEMENTS - RESTATED
                                  (Unaudited)



Preparation of Pro Forma Financial Statements:

       In the opinion of management, the pro forma financial statements are derived from the historical financial statements of (i) Lighthouse Landings, Inc. and Subsidiaries and Fast Ferry Holding Corp. and Subsidiaries, which are included elsewhere herein. These financial statements should be read in conjunction with the accompanying pro forma financial statements. The pro forma financial statements do not purport to be indicative of the balance sheet and statements of operations if the purchase of Fast Ferry Holding Corp. had been consummated on the dates indicated.


Purchase of Fast Ferry Holding Corp.:

       On October 6, 1998, the Company acquired 80% of the outstanding stock of Fast Ferry Holding Corp. and its wholly owned subsidiaries, New York Fast Ferry Services, Inc., Fast Ferry I, Inc. and Fast Ferry II, Inc. (the NYFF Group).
The NYFF Group owns two vessels the M\V "Finest", and the M\V "Bravest" and is in the business of operating high speed commuter ferry services in the greater New York City harbor area. The NYFF Group was acquired by the issuance of 454,545 shares of the Company's stock at a value of $2.53 per share. Of the 454,545 shares issued, 70,000 shares were subject to a put option. Such agreement allowed 2 of the 3 selling shareholders to sell back to the Company an aggregate of 70,000 shares at a price of $5.00 per share. As at October 6, 1998, the 70,000 shares subject to the put option were not treated as equity, but rather as a liability under the caption "Redeemable Common Stock" in the amount of $350,000 (70,000 shares @ $5.00 per share).

Minority Interest:

          The accompanying pro forma consolidated statements of operations for the year ended December 31, 1998 and for the period January 1, 1998 through October 6, 1998 reflect the acquisition as if it occurred on January 1, 1998. The minority interest at January 1, 1998 assessing the acquisition occurred at that date, would be calculated as follows:

Fair value of identifiable assets acquired                                                         $     13,475,702
Fair value of liabilities assumed at January 1, 1998                                                     12,929,956
                                                                                                   ----------------
                                                                                                            545,746

Pro forma minority interest as at January 1, 1998                                                           109,149
                                                                                                   ================

Pro forma net fair value of 80% interest in
   Fast Ferry Holding Corp. as at January, 1998                                                             436,597

Purchase cost:
   Issuance 454,545 common shares
     at fair market of $2.53 per share                                         $     1,150,000
   Legal and accounting fees                                                           105,696
   Excess price over fair market value
     of 70,000 shares subject to put                                                   172,900
                                                                               ---------------
                                                                                                          1,428,596
                                                                                                   ----------------
Pro forma excess of cost over net identifiable
   assets purchased (goodwill) as at January 1, 1998                                               $        991,999
                                                                                                   ================

          The pro forma 20% minority interest share in the loss of the ferry subsidiary is limited to the pro forma minority interest at the assumed date of acquisition for both the period January 1, 1998 through October 6, 1998 and the year ended December 31, 1998.

                  LIGHTHOUSE LANDINGS, INC. AND SUBSIDIARIES

                             PRO FORMA ADJUSTMENTS
                                  (Unaudited)


               Pro Forma Consolidated Statements of Operations
              For the Period January 1, 1998 to October 6, 1998
                   And for the Year Ended December 31, 1998
                   ----------------------------------------

(A) To reflect depreciation of $209,532 on the variant between the historical carrying value of property assets and the appraised value for the period from January 1, 1998 through October 6, 1998.

(B) To record amortization of goodwill of $47,305 which has an estimated life of 15 years for the period from January 1, 1998 through October 6, 1998.

(C) To reflect minority interest in loss of Fast Ferry Holding Corp. of $109,149 for the period.

   Consolidated Statement of Operations For the Year Ended December 31, 1998
   -------------------------------------------------------------------------

(D) To increase depreciation on the variant between the historical carrying value of property assets and the appraisal value for a full year.

(E) To increase amortization of goodwill to reflect a full year's expense based upon a useful life of 15 years.

(F) To reflect minority interest in loss of Fast Ferry Holding Corp. of $109,149 for the year.

                        INDEPENDENT ACCOUNTANTS' REPORT
                        -------------------------------

To the Board of Directors
Fast Ferry Holding Corp. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Fast Ferry Holding Corp. and Subsidiaries as at October 6, 1998, December 31, 1997 and 1996, and the related consolidated statements of operations and deficit, and cash flows for the period January 1, 1998 to October 6, 1998 and for the years ended December 31, 1997 and 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fast Ferry Holding Corp. and Subsidiaries as of October 6, 1998, December 31, 1997 and 1996, and the results of their operations and their cash flows for the period January 1, 1998 to October 6, 1998 and for the years ended December 31, 1997 and 1998, in conformity with generally accepted accounting principles.

                                        /s/ WEINICK SANDERS LEVENTHAL & CO., LLP

New York, N. Y.
January 24, 1999

                   FAST FERRY HOLDING CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

          A S S E T S


                                                         October 6,           December 31,          December 31,
                                                           1998                  1997                   1996
                                                     ---------------         --------------         -------------
Current assets:
   Cash                                           $      137,266           $        2,626           $    42,031
   Accounts receivable                                     9,826                    6,799                     -
   Other current assets                                        -                   50,603                 3,750
                                                     ---------------         --------------         -------------
        Total current assets                             147,092                   60,028                45,781


Property and equipment - at cost, less
   accumulated depreciation                            9,137,960                9,668,283             9,757,120


Deferred start-up costs, net of
   accumulated amortization                                    -                  178,678               223,354
                                                   ---------------         --------------         -------------

                                                  $    9,285,052           $    9,906,989           $10,026,255


             LIABILITIES AND STOCKHOLDERS' CAPITAL DEFICIENCY


Current liabilities:
   Deferred revenues                              $       96,312           $            -           $         -
   Current maturities of long-term obligations         1,091,389                  141,036                     -
   Accounts payable                                      218,047                  280,414                     -
   Accrued liabilities                                   154,030                   41,103               115,538
                                                   ---------------         --------------         -------------
        Total current liabilities                      1,559,778                  462,553               115,538


Long-term obligations                                 11,647,895               12,467,403             9,741,362
                                                   ---------------         --------------         -------------

        Total liabilities                             13,207,673               12,929,956             9,856,900
                                                   ---------------         --------------         -------------

Stockholders' capital deficiency:
   Common stock, no par value
     Authorized - 500 shares

     Issued and outstanding - 140 shares                 205,000                  205,000               205,000
   Deficit                                      (      4,127,621)        (      3,227,967)         (     35,645)
                                                  --------------           --------------           -----------
        Total stockholders'
          capital deficiency                    (      3,922,621)        (      3,022,967)              169,355
                                                  --------------           --------------           -----------

                                                  $    9,285,052           $    9,906,989           $10,026,255
                                                  ==============           ==============           ===========

         See accompanying notes to consolidated financial statements.

                   FAST FERRY HOLDING CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       For the                  For the
                                             For the Period           Year Ended               Year Ended
                                             January 1, 1998         December 31,             December 31,
                                           To October 6, 1998            1997                     1996
                                           --------------------     ----------------        ---------------
Revenues                                           $    807,583         $  1,474,616             $        -

Cost of operations                                      634,776            2,589,050                      -
                                                   ------------         ------------             ----------

Income (loss) from operations                           172,807          ( 1,114,434)                     -
                                                   ------------         ------------             ----------

Other deductions:
  General and administrative expenses                   269,581            1,052,268                 34,844
  Interest expense                                      904,686            1,025,620                  1,542
  Loss of sale of property assets                         1,604                    -                      -
                                                   ------------         ------------             ----------
Total other deductions                                1,175,871            2,077,888                 36,386
                                                   ------------         ------------             ----------

Loss before extraordinary item                      ( 1,003,064)         ( 3,192,322)                36,386)

Extraordinary item                                      282,088                    -                      -
                                                   ------------         ------------             ----------

Loss before the effect of a
  change in accounting principle                    (   720,976)         ( 3,192,322)                36,386)

Cumulative effect of a change in
  accounting principle                              (   178,678)                   -                      -
                                                   ------------         ------------             ----------

Net loss                                            (   899,654)         ( 3,192,322)                36,386)

Retained earnings (deficit) at
  beginning of period                               ( 3,227,967)         (    35,645)                   741
                                                   ------------         ------------             ----------

Deficit at end of period                            ($4,127,621)         ($3,227,967)            $   35,645)
                                                   ============         ============             ==========
Per share data:
  Loss before extraordinary item
   and cumulative effect of a
   change in accounting principle                    ($7,164.74)         ($22,802.30)              ($259.90)
  Extraordinary item                                   2,014.91                    -                      -
  Cumulative effect of a change
   in accounting principal                           ( 1,276.27)                   -                      -
                                                   ------------         ------------             ----------

Net loss                                             ($6,426.10)         ($22,802.30)              ($259.90)
                                                   ============         ============             ==========

Weighted average number of
  shares outstanding                                        140                  140                    140
                                                   ============         ============             ==========

         See accompanying notes to consolidated financial statements.

                   FAST FERRY HOLDING CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       For the           For the
                                               For the Period         Year Ended        Year Ended
                                               January 1, 1998       December 31,      December 31,
                                             To October 6, 1998          1997              1996
                                            ---------------------  ----------------  ----------------
Cash flows from operating activities:
  Net loss                                           ($  899,654)      ($3,192,322)      ($   36,386)
                                                     -----------      ------------      ------------
  Adjustments to reconcile net
      loss to net cash provided by (used in)
      operating activities:
    Cumulative effect of a change in
     accounting principle                                178,678                 -                 -
    Loss on sale of property assets                        1,604                 -                 -
    Deferred revenues                                     96,312                 -                 -
    Depreciation and amortization                        525,046           718,428             1,225
    Increase in long-term obligations
      for interest                                       124,939           334,725             1,542
    Increase (decrease) in cash flows
        as a result of changes in asset
        and liability account balances:
      Account receivable                             (     3,027)      (     6,799)                -
      Other current assets                                50,603       (    41,153)      (     3,750)
      Accounts payable                               (    62,367)          280,414       (     3,453)
      Accrued expenses                                   112,927            25,565           115,538
                                                               -                 -       (   127,247)
                                                     -----------      ------------      ------------
  Total adjustments                                    1,024,715         1,311,180       (    16,145)
                                                     -----------      ------------      ------------

Net cash provided by (used in) operating                 125,061       ( 1,881,142)      (    52,531)
                                                     -----------      ------------      ------------

Cash from investing activities:
  Purchase of property and equipment                 (     6,327)      (   590,615)      ( 8,961,411)
  Proceeds for sales of property
    and equipment                                         10,000                 -                 -
                                                     -----------      ------------      ------------
Net cash provided by (used in)
  investing activities                                     3,673       (   590,615)      ( 8,961,411)
                                                     -----------      ------------      ------------

Cash provided by financing activities:
  Increase in long-term obligations                        5,906         2,432,352         8,942,886
                                                     -----------      ------------      ------------

Net increase (decrease) in cash                          134,640       (    39,405)      (    71,056)

Cash at beginning of period                                2,626            42,031           113,087
                                                     -----------      ------------      ------------
Cash at end of period                                 $  137,266        $    2,626        $   42,031
                                                     ===========      ============      ============
Supplemental Disclosures of
  Cash Flow Information:

     Cash paid during the period:

       Interest                                       $  487,659        $  690,895        $        -
                                                     ===========      ============      ============
        Income taxes                                  $        -        $    4,512        $    3,836
                                                     ===========      ============      ============

         See accompanying notes to consolidated financial statements.

                  FAST FERRY HOLDINGS CORP. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                OCTOBER 6, 1998



NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

          (a)  Business:

                 Fast Ferry Holding Corp. (FFHC) and its subsidiaries (collectively the Company) were incorporated in New York and are in the business of operating and chartering high speed ferries. On October 6, 1998, FFHC's stockholders sold 80% of their capital stock in FFHC to Lighthouse Landings, Inc., a publicly-held New Jersey corporation having operations in the retail cigar and marine\ restaurant businesses.

          (b)  Use of Estimates:

                 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

          (c)  Principles of Consolidation:

                 The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, New York Fast Ferry Services, Inc., Fast Ferry I Corp. and Fast Ferry II Corp. All significant intercompany accounts and transactions have been eliminated in consolidation.

          (d)  Accounts Receivable:

                 Accounts receivable have been adjusted for all known uncollectible accounts. Additional allowance for doubtful accounts has not been provided as the amount is not considered material.

          (e)  Property and equipment.

                 Depreciation is computed by either the straight-line or accelerated methods over the estimated useful lives of the respective assets.

                 Expenditures which substantially increase estimated useful lives are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation or amortization are removed from the accounts and resulting gains or losses are included in operations.

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. (Continued)

          (f)  Revenue Recognition:

                 The Company commenced its passenger services in 1998 and revenue is recognized when earned. The Company sells the majority of commuter tickets in advance of use. Accordingly, the Company determines the unused portion of ticket sales and defers that value of future periods. Deferred income aggregated $96,312 at October 6, 1998.

          (g)  Cumulative Effect of a Change in an Accounting Principle:

                 Previously, the Company had capitalized start-up costs until the ferries became operational and then amortized those costs over five years commencing January 1, 1997. Effective January 1, 1998, the Company adopted Statement of Position 98-5, "Reporting on the Cost of Start-Up Activities" and now expenses start-up costs as they are incurred. While the accounting policy for capitalizing start-up costs previously followed by the Company was in accordance with generally accepted accounting principles, the changed policy is preferable and is in conformity with Statement of Position 98-5. The effect of adoption of Statement of Position 98-5 was a charge to operations in 1998 of $178,678 ($1,276.27 per share).

                 The effect of expensing start-up costs as incurred would have resulted in a charge to operations of $96,107 ($686.48 per share) in 1995 and $127,247 ($908.91 per share) in 1996 and a reduction of amortization expense of $44,676 ($319.11 per share) in 1997.

          (h)  Advertising Costs:

                 The Company expenses advertising costs as incurred. Advertising costs amounted to $6,359, $335,076 and $2,886 for the period January 1, 1998 to October 6, 1998 and for the years ended December 31, 1997 and 1996, respectively.


NOTE 2 -  PROPERTY AND EQUIPMENT.

                 Property and equipment, at cost consist of the following:

                                  October 6, 1998       December 31, 1997     December 31, 1996
                              ---------------------  ----------------------  ---------------------
Ferries                            $10,280,145             $10,280,145            $9,741,362
Office and other
  equipment                             54,938                  63,115                16,983
                                   -----------             -----------            ----------
                                    10,335,083              10,343,260             9,758,345
Less: Accumulated
       depreciation                  1,197,123                 674,977                 1,225
                                   -----------             -----------            ----------
                                   $ 9,137,960             $ 9,668,283            $9,757,120
                                   ===========             ===========            ==========

                 Depreciation expense for the period January 1, 1998 to October 6, 1998 and for the years ended December 31, 1997 and 1996 was $525,046, $673,752 and $1,225, respectively.

NOTE 3 - LONG-TERM OBLIGATIONS.

         Long-term obligations consist of the following:

                                      October 6, 1998     December 31, 1997    December 31, 1996
                                    -------------------  -------------------  -------------------
Note payable, secured by
  the Fast Ferry ("Finest"),
  payable in monthly install-
  ments ranging from $56,719
  to $61,875 including interest
  at 9.25% per annum with a
  final payment of $3,626,691
  due October 10, 2005.                     $ 5,410,526          $ 5,269,874           $5,102,842

Note payable, secured by the
  Fast Ferry ("Bravest"),
  payable in monthly install-
  ments ranging from $56,719
  to $59,063 including interest
  at 9.25% per annum with a final
  payment of $3,572,971 due
  October 10, 2005.                           5,370,622            5,245,299            4,638,520

Note payable, secured by the
  Fast Ferry ("Finest and
  Bravest"), payable in 15
  monthly installments of
  $15,000 plus a $45,000
  payment in January 1999
  with $343,333 payments due
  May 1, 1999, October 1, 1999
  and March 1 ,2000 and a final
  payment of $793,267 due
  December 31, 2000.
  Interest is inputed as %9.25%
  per annum.                                  1,952,230            2,093,266                    -

Other                                             5,906                    -                    -
                                    -------------------  -------------------  -------------------
                                             12,739,284           12,608,439            9,741,362
 Less: Portion payable in one year            1,091,389              141,036                    -
                                    -------------------  -------------------  -------------------
                                            $11,647,895          $12,467,403           $9,741,362
                                    ===================  ===================  ===================

                 As of October 6, 1998, long-term obligations mature as follows:

                           Years Ending
                            October 6,
                           -------------

                               1999                      $ 1,091,389
                               2000                          780,361
                               2001                        1,330,877
                               2002                          502,863
                               2003                          551,306
                           Thereafter                      8,482,488
                                                         -----------
                                                         $12,739,284
                                                         ===========


NOTE 4 -  ACCRUED LIABILITIES.

                 Accrued liabilities are comprised for the following:


                                                    December 31,
                                                   --------------
                         October 6, 1998         1997            1996
                        ------------------  --------------  --------------

Payroll                     $  7,474          $      -        $       -
Payroll taxes                  3,278                43                -
Insurance                     41,061            41,061                -
Professional fees            125,687                 -                -
                            --------          --------        ---------
                            $177,500           $41,104         $115,538
                            ========          ========        =========


NOTE 5 -  COMMITMENTS AND CONTINGENCIES.

          (a)  Leases:

                 The Company operates from leases property in Highlands, NJ (the Aragon site). The lease is for five years, and commenced May 1998. Lease payments are dependent on daily passenger volume using the leased property, and averaged approximately $24,250 per month during 1999. As the passenger volume using the Aragon site increase, the lease payments will increase proportionately. In addition, the Company rents other facilities on short-term leases. Rents under the short-term leases aggregate approximately $2,500 per month.

          (b)    Litigation:

                 In November 1997, the Company initiated a suit alleging breach of contract against the City of New York. Fifty percent (50%) of the proceeds, if any, is pledged to the original stockholders of The NY Fast Ferry Group and the remaining (50%) to the first mortgage holder as a pledge of collateral against amounts owing to them pursuant to notes payable referred to in Note 3. Management and the Company's counsel are unable to render an opinion covering the ultimate outcome of this action.

                  LIGHTHOUSE LANDINGS, INC. AND SUBSIDIARIES

                                     INDEX


                                                                    Page No.
                                                                    -------
     Consolidated Balance Sheets
      At June 30, 2000 and December 31, 1999....................... i-1


     Consolidated Statements of Operations
      For the Three and Six Months Ended
      June 30, 2000 and 1999....................................... i-2


     Consolidated Statement of Changes in Stockholders'
      Equity (Capital Deficiency) for the Six Months Ended
      June 30, 2000................................................ i-3


     Consolidated Statements of Cash Flows
      For the Six Months Ended
      June 30, 2000 and 1999....................................... i-4 to i-5

     Consolidated Notes to Consolidated Condensed
      Financial Statements......................................... i-6 to i-15

                   LIGHTHOUSE LANDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED CONDENSED BALANCE SHEETS
                                  (Unaudited)

                 A S S E T S                                          June 30,    December 31,
                 -----------                                           2000           1999
                                                                   -----------    -----------
Current assets:
 Cash                                                              $   207,546    $    97,957
 Inventories                                                            37,841         40,948
 Net assets of discontinued operations                                  65,612         32,582
 Prepaid expenses and other current assets                              49,016        127,994
                                                                   -----------    -----------
     Total current assets                                              360,015        299,481

Property and equipment - at cost,
 less accumulated depreciation                                      11,856,017     12,288,880

Goodwill net of accumulated amortization                             1,072,463      1,112,935

Other assets                                                           201,323         51,764
                                                                   -----------    -----------
                                                                   $13,489,818    $13,753,060
                                                                   ===========    ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY (CAPITAL DEFICIENCY)
                      ---------------------------------------------------------

Current liabilities:
 Bridge financing payable                                          $ 1,322,326   $         -
 Current maturities of long-term debt                                1,706,566      1,879,764
 Notes payable - stockholders                                          157,098        125,000
 Accounts payable and accrued expenses                                 974,536        948,606
 Deferred revenues                                                     168,838         68,765
 Due to officers/stockholders                                          220,385        449,540
                                                                   -----------    -----------
     Total current liabilities                                       4,549,749      3,471,675


Long-term debt - net of current maturities                           9,635,330     10,064,110
                                                                   -----------    -----------

     Total liabilities                                              14,185,079     13,535,785
                                                                   -----------    -----------
Stockholders' equity,(Capital Deficiency):
 Common stock - $.01 par value
  Authorized - 10,000,000 shares
  Issued and outstanding - 6,245,295 shares
    June 30, 2000 and 4,905,795 in
    December 31, 1999                                                   62,453         49,058
 Additional paid-in capital                                          6,269,318      5,312,588
 Accumulated deficit                                                (7,027,032)    (5,144,371)
                                                                   -----------    -----------
   Total stockholders' equity (Capital Deficiency)                    (695,261)       217,275
                                                                   -----------    -----------

                                                                   $13,489,818    $13,753,060
                                                                   ===========    ===========

See accompanying notes to consolidated condensed financial statements.

                  LIGHTHOUSE LANDINGS, INC. AND SUBSIDIARIES

                CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                                          For the three             For the six
                                                          months ended               months ended
                                                             June 30                    June 30
                                                         ----------------            --------------

                                                      2000          1999            2000              1999
                                                      ----          ----            -----             ----
Revenue                                          $   960,646   $   879,657       $1,642,971        $1,601,065
Costs of Services:
 Ferry operations                                    697,795       372,596        1,318,408           725,851
 Depreciation                                        229,416       221,750          458,832           444,858
                                                 -----------   -----------       ----------        ----------
Total Costs of Services                              927,211       584,346        1,778,240         1,170,709
                                                 -----------   -----------       ----------        ----------


Selling, General & administrative                    444,142       298,438          702,702           540,576
Marketing                                             17,249         4,671           41,926            10,892
Amortization of goodwill                              20,236        20,236           40,472            40,472
                                                 -----------   -----------       ----------        ----------
Loss from operations                                (448,192)      (38,034)      (  919,369)        (161,584)

Other expenses:
 Interest (net)                                      394,882       410,549          728,008           730,257
 Provision for state income taxes                          -         1,223                -             1,687
                                                 -----------   -----------       ----------        ----------
  Total other expenses                               394,882       411,772          728,008           731,944


Loss from continuing operations before
 minority share loss in subsidiary                  (843,074)     (449,806)      (1,647,377)         (893,528)

Minority share in loss of subsidiary                       -             -                -            11,071
                                                 -----------   -----------       ----------        ----------
Loss from continuing operations                     (843,074)     (449,806)      (1,647,377)         (882,457)

Loss on discontinued operations                     (235,284)     ( 24,756)        (235,284)         ( 47,723)
                                                 -----------   -----------       -----------       ----------
Net loss                                          (1,078,358)     (474,562)      (1,882,661)         (930,180)
                                                 -----------   -----------       -----------       ----------
Per share data:
 Basic and diluted:
  Loss from continuing operations                     ($ .14)       ($ .14)          ($ .29)           ($ .27)
  Loss from discontinuing operations                  (  .04)       ($ .01)          ($ .04)           ($ .01)
                                                 -----------   -----------       ----------        ----------

  Net loss                                            ($ .18)       ($ .15)          ($ .33)           ($ .28)
                                                 ===========   ===========       ==========        ==========
  Weighted average number of shares
   outstanding
   Basic and diluted                               6,125,745     3,282,795        5,742,092         3,271,679
                                                 ===========   ===========       ==========        ==========


See accompanying notes to consolidated condensed financial statements.

                  LIGHTHOUSE LANDINGS, INC. AND SUBSIDIARIES


           CONSOLIDATED CONDENSED STATEMENT OF STOCKHOLDERS' EQUITY

                    FOR THE SIX MONTHS ENDED JUNE 30, 2000
                                  (Unaudited)



                                                    Additional    Accumulated
                                   Common Stock      Paid-In      Stockholders'
                                 Number    Amount    Capital       (Deficit)        Total
                                ---------  -------  ----------  --------------  ------------
Balance at January 1, 2000      4,905,795  $49,058  $5,312,588    ($5,144,371)  $   217,275

Increase of shares for cash       688,500    6,885     441,740              -       448,625

Shares issued for
 services rendered                298,500    2,985     178,890              -       181,875

Shares issued for
 satisfaction of liabilities      352,500    3,525     336,100              -       339,625

Net loss for the period                 -        -           -     (1,882,661)   (1,882,661)
                                ---------  -------  ----------  -------------   -----------
Balance at June 30, 2000        6,245,295  $62,453  $6,269,318    ($7,027,032)   ($ 695,261)
                                =========  =======  ==========  =============   ===========

See accompanying notes to consolidated condensed financial statements.

________________________________________________________________________________

                  LIGHTHOUSE LANDINGS, INC. AND SUBSIDIARIES

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                                                          For the Six
                                                                                          Months Ended
                                                                                             June 30,
                                                                                    ------------------------
                                                                                        2000          1999
                                                                                    ------------   ----------
Cash flows from operating activities:
  Net loss continuing operations                                                     ($1,647,377)   ($883,457)
                                                                                    ------------   ----------
  Adjustments to reconcile net loss to net cash
      provided by (used in) operating activities:
    Minority interests                                                                         -      (1,071)
    Depreciation                                                                         462,059      451,456
    Amortization of goodwill                                                              40,470       40,472
    Amortization of deferred finance cost                                                103,013        2,000
    Imputed interest                                                                      48,926       86,724
    Stock issued for service rendered                                                     40,000      100,000
    Deferred revenue                                                                     100,073       43,233
    Increase (decrease) in cash flows as a result of
        changes in assets and liability accounts balances:
      Inventories                                                                          3,107       (4,280)
      Prepaid expenses and other current assets                                           78,979       22,772
      Accounts payable and accrued expenses                                               25,930         (463)
      Related party obligations                                                           17,568       16,103
      Other assets                                                                          (697)           -
                                                                                    ------------   ----------
  Total adjustments                                                                      919,428      746,946
                                                                                    ------------   ----------

Net cash used in continuing operations                                                  (727,949)    (136,511)

Net cash used in discontinued operations                                                (253,377)           -
                                                                                    ------------   ----------
Net cash flow used in operating activities                                              (981,326)    (136,511)
                                                                                    ------------   ----------

Cash flows used in investing activities:
  Acquisition of operating activies                                                      (29,196)     (19,254)
                                                                                    ------------   ----------

Cash flows from financing activities:
  Proceeds from loans                                                                  1,200,000            -
  Repayment of long-term debt                                                           (650,904)     109,843
  Proceeds from issuance of common stock                                                 448,625        5,000
                                                                                    ------------   ----------
Net cash provided by financing activities
  of continuing operations                                                               997,721      114,843
                                                                                    ------------   ----------

Net decrease in cash                                                                     (12,801)     (40,922)

Cash at beginning of year                                                                 97,957       62,606
                                                                                    ------------   ----------

Cash at end of year                                                                 $     85,156   $   21,684
                                                                                    ============   ==========


See accompanying notes to consolidated condensed financial statements.

________________________________________________________________________________

                  LIGHTHOUSE LANDINGS, INC. AND SUBSIDIARIES

                                  (Unaudited)



                                                   For the Six Months Ended
                                                            June 30,
                                                   --------------------------

                                                     2000              1999
                                                   --------          --------

Supplemental Disclosures of Cash Flow
Information:
  Cash paid during the year:

    Interest                                          $842,708     $      -

    Income taxes                                      $      -     $      -

Supplemental Schedules of Noncash

 Activities:
 -----------

  Common stock issued as additional interest          $129,375     $      -

  Common stock issued in payment of
   Consulting and legal fees                          $ 52,500     $      -

  Common stock issued as payment of liabilities:
    Related parties                                   $214,625
    Others                                            $125,000

  Note issued as payment of consultant's
   fee                                                $110,000     $      -



    See accompanying notes to consolidated condensed financial statements.

                  LIGHTHOUSE LANDINGS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

                                 June 30, 2000



NOTE 1 - REALIZATION OF ASSETS - GOING CONCERN.

               The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. Lighthouse Landings, Inc. (the "Company") has sustained substantial losses for the years ended December 31, 1999 and the six months ended June 30, 2000. In addition, the accompanying consolidated balance sheet as at June 30, 2000 reflects negative working capital of $4,189,734 and net tangible capital deficiency of $1,931,677

               Future viability of the Company is dependent upon the Company obtaining additional funding. During 1999, the Company arranged private placements of its common stock for net cash proceeds of $1,530,000 and obtained short term loans in the amount of $700,000 for both its continuing and discontinued segments. The proceeds were used to provide funds for the payment of certain obligations and ongoing operations. Commencing in January 2000 through July 31, 2000, the Company received $448,625 through the sale of its securities and $1,940,000 from bridge loans.

               The Company currently operates a commuter ferry service from Highlands, NJ to and from Manhattan, and is pursuing the establishment of other routes in the Greater New York City area. In November 1999, the Company completed negotiations and executed a lease for a property in Stamford, CT as a base for fast ferry service to and from Manhattan and LaGuardia Airport. The site requires improvements and governmental approvals. The Company is proceeding with preparations for establishing ferry service, and expects to be able to commence service in the spring of 2001. Initially, it is expected that service on these new routes will be provided by a vessel on a short-term charter. The Company is proceeding with plans for construction and financing of at least three vessels specifically to meet the needs of the new service.

               During 1998 and 1999, the Company assessed its strategic direction and concluded that focusing on the commuter ferry business would provide the greatest return on assets and discontinued the marina restaurant property and the retail cigar operations in 1999. Accordingly, the Company is pursuing the divestiture of the discontinued segments assets. The carrying value of the related net assets have been reclassified as "Net assets of discontinued operations" in the accompanying consolidated balance sheet.

               It is management's opinion that the funds to be raised by the sales of its securities and borrowings plus the funds anticipated to be raised through the sale of net assets of the discontinued segments will be sufficient to meet the Company's obligations as they become due.

               The conditions previously mentioned raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

   (a)          Description of Business:

        The Company was incorporated in New Jersey in 1993 and is in the commuter ferry business. The Company currently operates a commuter ferry service from Highlands, New Jersey to and from Manhattan, and is pursuing the establishment of other routes in the Greater New York City metropolitan area.


   (b)          Basis of Presentation:

        The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form
   10-Q and Article 10 of Regulations S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the statements contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the financial position as of June 30, 2000 and the results of operations and cash flows for the six month period ended June 30, 2000 and 1999. The results of operations for the six month period ended June 30, 2000 and 1999 are not necessarily indicative of the results to be expected for the full year.


        The December 31, 1999 balance sheet has been derived from the audited financial statements at the date included in the Company's annual report contained in Form 10-KSB. These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's annual report contained in Form 10-KSB.


   (c)          Principles of Consolidation:

        The consolidated condensed financial statements include the accounts of Lighthouse Landings, Inc. and its subsidiaries. Inclusion of the results of subsidiary companies' operations is on the "Purchase" method, from the dates of their respective acquisition. All significant intercompany balances and transactions have been eliminated in consolidation. Recognition of the interest of minority stockholders `is provided for in the accounts. As discussed more thoroughly in Note 3, the retail and marina segments are presented as discontinued operations.


   (d)          Change of Accounting Period:

        The Company has changed its April 30 fiscal year end to December 31st. Accordingly, the accompanying consolidated financial statements reflect balance sheets as of June 30, 2000 and December 31, 1999 and the results of operations cash flows and stockholders equity (Capital deficiency) for the six month period ended June 30, 2000 and 1999 then ended.


   (e)          Inventories:

        Inventories which consist of parts inventory and cafeteria products are stated at the lower of cost or market on the first-in, first-out method.


   (f)          Property and Equipment:

        Property and equipment is recorded at cost. The cost of the ferries obtained through the New York Fast Ferry Holding Corp.
   acquisition in December 1998 has been determined as an allocation of the purchase price of the business acquired based upon an appraisal. Depreciation is computed using the straight-line method. Depreciation on equipment, including the ferries, is calculated principally over their estimated useful lives of fifteen years.

        Expenditures that substantially increase estimated useful lives are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are sold or otherwise disposed of, their costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded in operations.


   (g)          Goodwill:

        Goodwill arising from acquisitions initially represents the excess of the purchase cost over the fair value of identifiable assets less identifiable liabilities. Goodwill is reviewed on an ongoing basis to determine that the value has not been impaired; in 1999 it was determined that the value of the goodwill arising from the purchase of The Cigar Box, Inc. has been impaired and accordingly the remaining unamortized goodwill of $198,654 has been written off to discontinued operations during 1999. The goodwill arising from the acquisition of New York Fast Ferry Holding Corp. and its wholly owned subsidiaries aggregating $1,214,174 is being amortized over 15 years. Amortization of goodwill charged to operations was $40,472 for the six months ended June 30, 2000 and 1999.


   (h)          Revenue Recognition:

        Revenue is recognized when earned. The Company's ferry business sells the majority of commuter tickets in advance of use. The tickets which are dated expire (90) ninety days after issuance and are nonrefundable and extendable. Accordingly, the Company determines the unused portion of tickets sales and defers that value to future periods. Deferred income aggregated $168,838 and $68,765 at June 30, 2000 and December 31, 1999, respectively.

        The other revenues generated by the Company, for example the sale of food through the ferries' concession stands, are recognized when the services have been rendered. To date, other revenues have not been significant.


   (i)          Income Taxes:

        The Company complies with Statement of Financial Accounting Standards No. ("SFAS 109"), "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets are computed for differences between financial statement and tax basis of assets and liabilities that will result in future taxable or deductible amounts, based on the enacted tax laws and rates in the periods in which differences are expected to affect taxable income. The principal asset and liability differences are deferred revenues, valuation allowances for long-term assets, the estimated loss on the disposal of discontinued operations, and utilization of the Company's tax loss carry forwards. Management has fully reserved the net deferred tax assets as it is more likely than not that the deferred tax asset will be utilized in the future.


   (j)          Impairment of Long-lived Asset:

        The Company accounts for impairment of long-lived assets accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairments of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. Due to significant loss incurred during 1999, the Company evaluated its long-term assets of its continuing operations which as at December 31, 1999 were comprised of property and equipment (principally two (2) ferries) with an undepreciated cost of $12,288,880 and goodwill on the acquisition of the Fast Ferry Holding Corp. with a unamortized cost of $1,112,935. Based upon an estimate of the future undiscounted net cash flows of the related asset or asset grouping over the remaining life, it was determined that there was no impairment in either the net book value of the ferries or the goodwill.

   (k)          Use of Estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


   (l)          Concentrations of Credit Risk:

        Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company places its cash with high credit quality financial institutions which at times may be in excess of the FDIC insurance limit.


   (m)          Loss Per Common Share:

        Loss per common share is based on the weighted average number of common shares outstanding. In March 1997, the Financial Accounting Standards Broad issued Statement No. 128 ("SFAS 128"), "Earnings Per Share," which requires dual presentation of basic and diluted earnings per share on the face of the statements of operations, and which the Company has adopted. Basic loss per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if convertible debentures, options and warrants were to be exercised or converted or otherwise resulted in the issuance of common stock that then shared in the earnings of the entity.

        Since the effect of outstanding options, warrant and convertible debenture conversions are antidilutive in all periods presented, it has been excluded from the computation of loss per common share.


NOTE 3 - DISCONTINUED OPERATIONS.

     On October 28, 1999, the Company adopted a plan to sell its real estate and
--------------------------------------------------------------------------------
retail/wholesale segments. Accordingly both segments have been accounted for as
-------------------------------------------------------------------------------
discontinued operations in the accompanying consolidated financial statements.
------------------------------------------------------------------------------
The net assets to be disposed of as of June 30, 2000 aggregating $65,612 consist
--------------------------------------------------------------------------------
principally of real estate and its related secured indebtednesses. The net
--------------------------------------------------------------------------
assets are recorded as current assets in the accompanying consolidated balance
------------------------------------------------------------------------------
sheet under the caption "Net assets of discontinued operations."  Management
----------------------------------------------------------------------------
expects the real estate to be sold in late 2000 or early 2001.
--------------------------------------------------------------

  In the second quarter of 2000 management became aware that its previous estimate of the time required to dispose of these segments was incorrect and accordingly the original estimate of the carrying charges of the real property - real estate taxes and interest- would have to be increased to reflect these charges through June 2001. The accompanying reflect a charge for $110,000 of these costs incurred through June 2000 plus an estimate of an additional $125,000 for interest and taxes through June 2001.

     The net assets of discontinued operations, which have been segregated in
-----------------------------------------------------------------------------
the accompanying balance sheets are summarized as follows:
----------------------------------------------------------

                                                             June 30,
                                                               2000
                                                             --------
Assets:
  Inventory                                                 $  2,001
  Property assets, net (See Note 4)                          931,180
                                                            --------
                                                             933,181
                                                            --------
Liabilities:
  Accounts payable                                            32,434
  Secured mortgage payables                                  337,547
    Accrued real estate taxes and interest                   497,588
                                                            --------
                                                             867,569
                                                            --------

Net assets of discontinued operations                       $ 65,612
                                                            ========

 (a) The mortgage notes payable are summarized as follows:

20% demand mortgage on real property
  subject to the tax lien referred to below                 $   25,000

Second mortgage on real property payable in monthly
  installments (applied firstly to interest) of
  $15,000 from January 10, 2000 through
  May 10, 2000, and three equal monthly
  payments equal to one-third of the balance
  outstanding on June 10, 2000,  commencing
  June 10, 2000.  The loan carries interest at
  18% plus as added inducement to enter into the
  loan, the lender received 50,000 shares of
  common stock valued at $100,000.                             104,547

6% second demand mortgage on real property                     208,000
                                                              --------
                                                              $337,547
                                                              ========

  (b) Real estate taxes liens have been recorded by local governmental authorities because of non-payment of said property taxes arising from a dispute over property tax valuations. The Company is currently attempting to resolve the dispute.

NOTE 4 - PROPERTY AND EQUIPMENT.

        Property and equipment is summarized as follows:

                                                               June 30,
                                                             -----------
                                                                 2000
                                                             -----------
Continuing operations:
  Ferries                                                    $13,300,000
  Computers and office equipment                                  61,210
  Furniture and fixtures                                         113,117
                                                             -----------
                                                              13,474,327
  Less:  Accumulated depreciation                              1,618,310
                                                             -----------
                                                             $11,856,017
                                                             ===========

Discontinued operations:
  Land and buildings                                         $   931,180
                                                             ===========


NOTE 5 - LONG-TERM DEBT.                                        June 30,
                                                               -----------
                                                                  2000
                                                               -----------
Mortgage note payable, secured by the
  vessel "Finest" due in monthly install-
  ments of $61,875 through March 10, 1999,
  and $56,719 through September 10, 2005,
  including interest at 9.25% per annum, with a
  final payment of $3,626,691 due October 10,
  2005.                                              (a)     $ 5,083,845

Mortgage note payable, secured by the vessel
  "Bravest" due in monthly installments of
  $59,063 through March 10, 1999 and
  $56,719 through September 10, 2005, including
  interest at 9.25% per annum, with a final
  payment of $3,572,971 due October 10, 2005.        (a)       5,050,561

Note payable, secured by the vessel "Finest"
  and "Bravest", payable in fifteen monthly
  installments of $15,000 commencing in
  February 1999, payment of $343,333 on
  March 31, 2000 and a final payment of
  $934,319 due on December 10, 2000
  including imputed interest of 9.25%.               (a)         899,929

10% interest bearing obligation payable in two
  installments of $100,000 each on March 15,
  2000 and July 15, 2000 and as final payment of
  $200,000 January 15, 2001.                                     307,562

                                                               -----------
                                                                11,341,896
Portion due within one year                                      1,706,566
                                                               -----------
Long-term debt - less current maturities                        $9,635,330
                                                               ===========





(a)    The two first mortgages on the ships and note payable are secured through
(i) cross collateralization agreements; (ii) assignments of charter agreements and other personal property, (iii) a pledge of a potential receivable arising from a lawsuit against the City of New York and (iv) cross corporate guarantees. Reference is made to Note 9(c)(i) regarding warrants issued to the note holder.

     The secured debt obligations mature as follows:


         2001                                     $ 1,706,566
         2002                                         490,434
         2003                                         537,773
         2004                                         589,682
         2005                                         646,600
        Thereafter                                  7,370,841
                                                  -----------
                                                  $11,341,896
                                                  ===========


NOTE 6 -  BRIDGE FINANCING LOANS
--------------------------------

JUNE 2000 - During the month of June 2000, the company received proceeds from nine convertible promissory notes, (six for $20,000, one for $10,000 and two for $5,000), totaling $140,000 dollars. Each convertible promissory note carries a simple interest rate of 10.5%. Interest only is payable quarterly, and the notes mature one-year from date of issuance. In addition, each convertible promissory note holder was issued 125 shares of the company's common stock for each $5,000 dollars of indebtedness owed to the convertible promissory note holder at date of issuance. These shares of stock are restricted securities. The fair value of the common shares on the dates of issuance aggregated $4,375 that will be charged to operations as additional interest over the life of the notes.

     The lenders have the right, at their sole and exclusive option, to convert the outstanding indebtedness to common shares (the "Conversion Rights") of the company at any time prior to borrower making payment. Should such "Conversion Rights" be exercised, the Company shall issue such shares to the Lender at the rate of one share of common stock for each two ($2.00) dollars of the indebtedness then due and owing. The shares issued by the company through the exercise of the "Conversion Rights" will be restricted securities. The option and conversion as provided herein shall be exercised by each lender issuing written notice to the borrower.

  The loan balance for the nine convertible promissory notes including interest accrued as of June 30, 2000 is $140,631


JUNE 2000 - On June 14, 2000, New York Fast Ferry Services Inc., received proceeds of two bridge loans aggregating $60,000. The loans bear interest at 14% per annum. Loans aggregating $45,000 plus accrued interest are payable on July 14, 2000, which were made, and the balance of the loans with accrued interest on or before September 14, 2000.

 The loan balance for the nine convertible promissory notes including interest accrued as of June 30, 2000 is $60,373.


MARCH 2000 - On March 11, 2000, the Company received proceeds of two bridge loans aggregating $1,000,000. The loans, which bear interest at 10% per annum payable quarterly, are payable nine months from issuance. To obtain the loans, the Company issued to each loan holder 125,000 shares of unregistered common stock with on-demand registration and unlimited piggyback rights. The fair value of the shares at issuance aggregating $125,000 will be charged to operations as additional interest over the life of the loans.

 The loans may be repaid anytime within nine months of issuance; however, the loans must be repaid out of the proceeds of a financing greater than $2,000,000. Initially the loans are convertible into common stock at $1.50 per share. In the event the loans are not redeemed in full within nine months from issuance, the loans are in default, and become convertible at $1.00 per share for the first 90 days of the default period and are further reduced to $.50 thereafter. In addition, in the event of default, the Company must issue to each of the loan holders 50,000 warrants exercisable at $.25 per share for each 30 days period until repaid.

  The loan balance for the two bridge notes including accrued interest as of June 30, 2000 is $1,008,333


MARCH 2000 - The Company employed the services of a financial consultant to arrange for the two bridge loans dated March 11, 2000. The consultant received as payment for this service (i) a 10% interest bearing note payable on December 10, 2000 in the amount of $110,000, (ii) 25,000 shares of the company's common stock whose fair market value at date of issuance was $12,500, and (iii) the same default remedies as the bridge loan holders. The note payable balance including accrued interest as of June 30, 2000 is $113,361. The consultant also has agreed to perform consulting services for the Company and will receive payment for his services in the form of warrants to acquire 50,000 common shares at $2.00 per share for each three month period his services are required.


NOTE 7 -  CAPITAL STOCK.

    (a)         Common stock for consideration other than cash:


  During the second quarter of 2000, the Company issued 20,000 of its common shares having a fair market value on the date of issuance of $40,000 to outside legal and financial consultants for services rendered.

  During the second quarter of 2000, the Company issued 100,000 shares having a fair market value on the date of issuance of $125,000. This issuance was for satisfaction of a note and other liabilities related to the discontinued operations.

  During the second quarter of 2000, the Company issued 3,500 shares having a fair market value on the date of issuance of $4,375. The shares were issued as additional interest, and this amount is being charged to operations over the life of the convertible promissory notes issued in June 2000.


  During the first quarter of 2000, the Company issued 252,500 shares having a fair market value on the date of issuance of $214,625 to two officer/directors and another director for satisfaction for accrued compensation in the amount of $214,625.

  During the first quarter of 2000, a financial consultant was issued 25,000 shares having a fair market value on the date of issuance was $12,500 for service rendered in arranging the bridge loan. This amount is being charged to operations over the life of the loan.


  During the first quarter of 2000, the Company issued 250,000 of its common shares having a fair market value on the date of issuance of $125,000 as additional consideration for the bridge loan.

    (b)  Common Stock Issued for Cash:

  During second quarter of 2000, the Company sold 54,000 shares of its common stock restricted for one year at prices ranging from $1.00 to $1.25 per share, for an aggregate of $60,125.

  During first quarter of 2000, the Company sold 634,500 shares of its common stock and warrants to acquire an additional 634,500 common shares at prices ranging from $1.00 to $1.25 per share for an aggregate of $388,500.

NOTE 8 -  STOCK OPTIONS AND WARRANTS.

  A summary of activity related to non-qualifying stock options and warrants granted by the Company is as follows:


                                                         Exercise
                                                           Price
                                                            Per
                                Options     Warrants       Share
                               ----------  ----------  --------------

Outstanding at January 1,
 1999                             10,000      200,000  $ .96 to  $2.60

Cancelled                        (10,000)              $2.53
Granted during 1999              420,000    1,330,000  $1.00 to  $1.75
                                 -------   ----------

Outstanding at December
 31, 1999                        420,000    1,530,000  $1.00 to  $2.60


Granted during 2000              250,000      689,500  $ .50 to  $2.00
                                 -------   ----------

Outstanding at June 30,
2000                             670,000    2,219,500  $ .50 to $2.60
                                ========   ==========


(a)         Stock Options:

  The Company has entered into new employment agreements with its Chief Executive Officer and its V.P., Secretary in 2000. These officers received as a condition of their contract options to purchase 100,000 and 150,000, respectively, shares of common stock at $1.00 per share, the fair market value at the date of grant, through January 2007. Half of these options are exercisable in January 2002 and the officers are first able to exercise the other 50% in January 2003.

     Assuming the fair market value of the stock at the date of grant to be equal to option exercise price, the life of the options to be from 1.3 years to 7 years the expected volatility at 400%, expected dividends are none, and the risk-free interest rate of 10%, the Company would have recorded compensation expense of $135,882 and $6,300 for the six months ended June 30, 2000 and 1999,
respectively, as         calculated by the Black-Scholes option pricing model.
As such, proforma net loss and loss per share would be as follows:


                                For the Years Ended
                                      June 30,
                              ------------------------
                                  2000         1999
                              -----------   ----------

Net loss as reported          ($1,882,661)  ($930,180)
Additional compensation           135,882       6,300
                              -----------   ---------
Adjusted net loss             ($2,008,543)  ($936,480)
                              ===========   =========
Loss per share as reported          ($.33)      ($.29)
                              ===========   =========
Adjusted loss per share             ($.35)      ($.29)
                              ===========   =========

(b)         Warrants Granted in 2000:

  As an inducement to purchase shares of the Company's common stock, warrants to purchase 689,500 shares were granted to individuals who purchased stock in 2000. The warrants are exercisable at various times through March 15, 2002 at prices ranging from $.50 to $2.00.

  A financial consultant was issued warrants to acquire 50,000 common shares at $2.00 per share as part of a consulting agreement. Another consultant was granted a warrant to acquire 5,000 common shares at $2.00 per share which was the fair value of the common stock on the date of issuance.

NOTE 9 -  RESTATEMENT.

  The consolidated financial statements have been restated to give effect to certain comments made by the Securities and Exchange Commission.